Executing a Performance Improvement Plan to Enhance Operations, Drive Profitability & Increase Total Shareholder Returns



MONRO Annual Report Fiscal Year 2025



Our Company

As of fiscal year-end 2025, Monro operated 1,260 stores[1], 47 Car-X franchised locations and two retread facilities, providing automotive undercar repair and tire sales and services. The Company generated approximately $1.2 billion in sales in fiscal 2025.

The Company operates in 32 states nation-wide with a strong presence in the Northeast, Great Lakes and Mid-Atlantic regions and a presence in the Southern and Western markets.

During our nearly 69-year history, Monro has transformed from an exhaust-focus to a larger offering of auto repair, and tire sales and service, adapting our business to stay relevant. Now, as we again face industry change, we are preparing our workforce to service the next generation of vehicles which will include electric and battery components.

[1]Subsequent to March 29, 2025, the Company closed 145 stores in accordance with our Store Closure Plan, as defined in our annual Form 10-K filing for fiscal 2025.



■ 32 states where Monro operates

Map as of March 29, 2025

Representative Brand Portfolio



















MONRO AUTO SERVICE And TIRE CENTERS

MR.TIRE AUTO SERVICE CENTERS

TIRE CHOICE AUTO SERVICE CENTERS

MOUNTAIN VIEW TIRE & AUTO SERVICE

TIRE BARN WAREHOUSE

car-x TIRE & AUTO

KEN TOWERY'S Tire & AutoCare

TIRE WAREHOUSE TIRES FOR LESS

TIRE CHOICE
AUTO SERVICE CENTER
OPEN

What We Offer

- One of the nation's leading automotive service and tire providers, delivering best-in-class auto care to communities across the country, from oil changes, tires and parts installation to the most complex vehicle repairs.
- Professionalism and high-quality service customers expect from a national retailer, with the convenience and trust of a neighborhood garage.
- Highly trained Teammates and certified technicians bring together hands on experience and state-of-the-art technology to diagnose and address automotive needs every day to get customers back on the road safely.

FY 2025 By The Numbers



1,260
Company-operated stores[1]

32
States



47
Car-X Franchised locations



2
Retread facilities

[1]Subsequent to March 29, 2025, the Company closed 145 stores in accordance with our Store Closure Plan, as defined in our annual Form 10-K filing for fiscal 2025.



Our Vision

To be America's leading auto and tire service centers, trusted by consumers as the best place in their neighborhoods for quality automotive service and tires. We do this by exceeding our Guests' expectations with consistent value provided by a committed, knowledgeable organization of friendly and professional Teammates.

Our Values

At Monro, our core values serve as the foundation of our decision-making, with health, safety, environmental, and social responsibility considerations playing an important role in our strategic planning. We are committed to responsible business practices and continuous improvement of our operations and our relationships with our Guests, Teammates, investors, vendors, suppliers, and the communities we serve in order to build long-term sustainable value.



LEADERSHIP

Having a vision and the courage to shape a better future.



DIVERSITY

We represent the communities and Guests we serve.



INTEGRITY

We are open, honest and trustworthy in all our actions.



QUALITY

What we do, we do well.



COLLABORATION

Teamwork brings out our best.



OWNERSHIP

A culture that instills accountability and empowerment.



URGENCY

We cherish the truth, initiative and winning.



SHAREHOLDER VALUE

A balanced horizon and steward of our people and capital.

Investment Thesis

Leading national automotive service and tire provider with 1,260 locations[1] in 32 states

Delivering consistent shareholder returns through dividends

Focus on operational excellence to increase customer lifetime value

MONRO

Strong balance sheet and operating cash flow

Scalable platform with significant growth opportunity in acquisitions

Low-cost operator

Support for Teammates to enhance productivity & retention

Well-positioned to capitalize on a favorable industry backdrop

[1]Subsequent to March 29, 2025, the Company closed 145 stores in accordance with our Store Closure Plan, as defined in our annual Form 10-K filing for fiscal 2025.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Monro, Inc., the S&P SmallCap 600 Index and the S&P Composite 1500 Specialty Retail Index



Date	Monro, Inc.	S&P SmallCap 600	S&P Composite 1500 Specialty Retail
3/20	100.00	100.00	100.00
3/21	152.64	195.33	190.20
3/22	104.82	197.73	190.35
3/23	119.61	180.30	199.71
3/24	78.84	209.02	261.58
3/25	37.90	201.95	258.97

Legend:
- Monro, Inc.
- S&P SmallCap 600
- S&P Composite 1500 Specialty Retail

*$100 invested on 3/31/20 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.



FY2025 Highlights

 **86%**
of new hires trained in the first three months

 **71%**
of current DMs have been promoted from within

 **32%**
of stores fitted with LED lights

Recycled:

 **~2.0 million**
gallons of oil

 **~3.0 million**
tires

 **78,582**
batteries

 **351**
tons of cardboard

 **137**
tons of organics

 **1,006**
tons of mixed recyclables

Environmental, Social and Governance (ESG)

During Fiscal 2025, Monro continued to make progress on our commitment to operational excellence and responsible business practices as the foundation for driving growth, strengthening relationships, and delivering long-term value to stakeholders.

Highlights and progress during Fiscal 2025 included:

- **Governance and Oversight:** Continuing primary ESG oversight through the Board's Nominating and Corporate Responsibility Committee as well as our Senior Leadership Team, led by our Chief Legal Officer.

- **Guest Experience Enhancement:** Monro completed the company-wide rollout of its ConfiDrive digital courtesy performance review, improving service transparency and vehicle safety awareness.

- **Teammate Development and Retention:** Investments in training, workplace safety, and performance-based compensation supported strong retention among seasoned technicians and fostered a culture of growth.

- **Community Support:** Making a positive impact in the communities where we live and work through implementation of our long-term strategy focused on economic and food security, education of youth and family services, and veterans' services.

- **Environmental Progress:** Monro made strides toward its 2028 goal of achieving 100% LED lighting across all store locations[2].

 **For more information on Monro's ESG initiatives and Fiscal 2025 highlights, please see our fifth annual ESG Report, located on the ESG section of our website.**

[2]*Stores owned by Monro, Inc. for at least one fiscal year*

Dear Shareholders

As I reflect upon my first few months as Monro's new President & CEO, I've been fully immersed in our business having spent a lot of time with senior leadership and engaging with our talented Teammates in the field as well as visiting many stores. This has only confirmed the positive view I had about Monro before I decided to join the Company. I'd also like to use this as an opportunity to thank our dedicated Teammates for their commitment to our customers. As many of you know, my primary objective is to work with the Company's management team and Board to develop and execute a performance improvement plan that will enhance Monro's operations, drive profitability, and increase operating income and total shareholder returns. The four key areas of focus that we've identified as opportunities for improvement include closing unprofitable stores, improving our customer experience and selling effectiveness, driving profitable customer acquisition and activation, and increasing merchandising productivity, which includes mitigating tariff risk.

Closing Unprofitable Stores

We conducted a comprehensive store portfolio review that identified 145 underperforming stores to prioritize for closure. Our review included an evaluation of store performance as well as market segmentation and demographic data specific to the geographic areas of each location. We set into motion a process to close these locations during the first quarter of fiscal 2026. The closure of these stores will have a limited impact on our total sales but is expected to deliver meaningful improvement in profitability.

Improving Our Customer Experience & Selling Effectiveness

We reviewed stores across our portfolio from low to high performers to understand the store experience from both the customer and Teammate perspective. Our analysis indicates that customers have had an uneven experience in our stores, largely due to inconsistent Teammate execution of core processes, including scheduling and appointments, communication and quality of service. By breaking down the customer journey, we are developing an approach to address customer pain points that, we believe, will improve the customer experience and unlock value in our selling effectiveness. The Company's ConfiDrive digital courtesy inspection will continue to be a key component of our in-store experience. We have many stores that serve our customers very well. Unfortunately, we have others that don't always live up to customer expectations. Addressing this is a high priority item that we will be working hard to improve and with a sense of urgency.

Driving Profitable Customer Acquisition & Activation

As many of you are aware, Monro's sales have declined sequentially for the past three fiscal years, driven largely by declines in store traffic. Our work indicates that recently there's also been a decline in the quality and retention of new customers. We believe this has been driven by suboptimal marketing, insufficient clarity on who Monro's target customers are, what these customers value, and how we fulfill their needs. Our analysis also uncovered that Monro's highest-value customers deliver 25-times more profit than our lowest tier of customers. As a result, we are in the process of converting our market testing into a reallocation of marketing dollars aimed at higher value and more profitable customers. The early results from our tests are encouraging. We expect that our approach to improvement in this area will include additional testing of marketing, which will touch such things as messaging, type of media and promotional offers. We will then scale the tests that deliver the most value across all of our stores.

A Look Back at Fiscal 2025



$1.2B
in sales



$132M
operating cash flow generation



$35M
capital return to shareholders through dividends

Increasing Merchandising Productivity & Mitigating Tariff Risk

Our work on the Company's current merchandising shows that our broad tire assortment may not be aligned with what our customer really wants. We expect to narrow the breadth of our core tire assortment, which will simplify the in-store selling process for both our customers and our Teammates. Of course, we will continue to get any tire that our customer wants through our many distribution channels, but our core in-store offering will likely be simplified. This will allow us to lean into stronger strategic partnerships with important tire manufacturers. In addition, we are also reviewing our pricing and promotions across tires and services to ensure we deliver value to our customers, while also achieving appropriate levels of profitability. While it is an obviously uncertain environment, tariffs are expected to drive cost increases across all of our major product categories. We have mobilized an internal team for fact-based negotiations with top suppliers to mitigate as much of that anticipated tariff as possible.

Progress in Advancing our Environmental, Social and Governance (ESG) Priorities

Over the past year, we made additional progress in advancing our ESG initiatives and recently published our fifth annual ESG report on the ESG section of our corporate website. Among our accomplishments, we continue to put our people first through continued investments in Teammate training and development, improved our people's well-being through enhancements to work-life balance and our Teammate Assistance Fund, and made further strides in reducing our environmental impact. As our business grows, so does our commitment to further incorporating ESG practices in our strategy and operations, which is fundamental to our ability to create sustainable value for our stakeholders. We continue to make progress on our two ESG goals relating to employee safety and energy efficiency. These goals are tangible examples of how ESG factors are embedded in our everyday business decisions.

Looking Ahead

Monro has shown impressive durability through business cycles and certain fundamentals in our industry remain strong. Our business is a consistent cash generator with ample liquidity, a solid balance sheet and low leverage. This, coupled with our compelling consumer offerings, gives us confidence that we can successfully execute on and accelerate the pace of the Company's improvement plan as well as better capitalize on positive industry trends to unlock Monro's full potential. I am optimistic about the opportunities in front of us and I believe we have a solid foundation to create long-term value for all of our shareholders.

On behalf of the Board of Directors and the Senior Leadership Team, I would like to thank you for your continued support of Monro. I look forward to speaking with you at our annual meeting on August 12, 2025.

Sincerely,

Peter D. Fitzsimmons

President and Chief
Executive Officer

Monro, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 29, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 0-19357

Monro, Inc.

(Exact name of Registrant as specified in its Charter)

New York	**16-0838627**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
295 Woodcliff Drive, Suite 202 Fairport, New York	**14450**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **1 (800) 876-6676**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $.01 per share	**MNRO**	**The Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, based on the closing price of the shares of common stock on The Nasdaq Stock Market on September 28, 2024, was $834,200,000.

As of May 16, 2025, 29,969,077 shares of registrant's common stock, $0.01 par value per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2025 Annual Meeting of Shareholders to be held hereafter are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

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PART I

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they address future events, developments, and results and do not relate strictly to historical facts. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements include, without limitation, statements preceded by, followed by, or including words such as "anticipate," "believe," "can," "could," "design," "estimate," "expect," "forecast," "intend," "invest," "may," "outlook," "plan," "potential," "seek," "should," "strategy," "strive," "vision," "will," "would," and variations thereof and similar expressions. Forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results to differ materially from those expressed. For example, our forward-looking statements include, without limitation, statements regarding:

- the impact of competitive services and pricing;

- the effect of economic conditions and geopolitical uncertainty, seasonality, and the impact of weather conditions and natural disasters on customer demand;

- advances in automotive technologies including adoption of electronic vehicle technology;

- our dependence on third-party vendors for certain inventory;

- the risks associated with vendor relationships and international trade, particularly imported goods such as those sourced from China and other countries targeted with import tariffs;

- the impact of changes in U.S. trade relations and ongoing trade disputes between the United States, China, and other countries and other potential impediments to imports;

- our ability to generate sufficient cash flows from operations and service our debt obligations, including our expected annual interest expense, and to comply with the debt covenants of our Credit Facility;

- our cash needs, including our ability to fund our future capital expenditures and working capital requirements;

- our anticipated sales, comparable store sales, gross profit margin, costs of goods sold (including product mix), operating, selling, general and administrative ("OSG&A") expenses and other fixed costs, and our ability to leverage those costs;

- management's estimates and expectations as they relate to income tax liabilities, deferred income taxes, and uncertain tax positions;

- management's estimates associated with our critical accounting policies, including insurance liabilities, income taxes, and valuations for our goodwill and long-lived assets impairment analyses;

- the impact of industry regulation, including changes in environmental, consumer protection, and labor laws;

- potential outcomes related to pending or future litigation matters;

- business interruptions;

- risks relating to disruption or unauthorized access to our computer systems;

- our ability to protect customer and employee personal data;

- risks relating to acquisitions and the integration of acquired businesses with ours;

- our growth plans, including our plans to add, renovate, re-brand, expand, remodel, relocate, or close stores and any related costs or charges, our leasing strategy for future expansion, and our ability to renew leases at existing store locations;

- the impact of costs related to planned store closings or potential impairment of goodwill, other intangible assets, and long-lived assets;

- expected dividend payments;

- our ability to protect our brands and our reputation;

- our ability to attract, motivate, and retain skilled field personnel and our key executives; and

- the potential impacts of climate change on our business.

Any of these factors, as well as such other factors as discussed in <u>Part I, Item 1A., "Risk Factors</u>" and throughout <u>Part II, Item 7.,</u> <u>"Management's Discussion and Analysis of Financial Condition and Results of Operations</u>" of this Annual Report on Form 10-K ("Form 10-K"), as well as in our periodic filings with the Securities and Exchange Commission (the "SEC"), could cause our actual results to differ materially from our anticipated results. The information provided in this Form 10-K is based upon the facts and circumstances known as of the date of this report, and any forward-looking statements made by us in this Form 10-K speak only as of the date on which they are made. Except as required by law, we undertake no obligation to update these forward-looking statements after the date of this Form 10-K to reflect events or circumstances after such date, or to reflect the occurrence of unanticipated events.

Introductory Note

Unless otherwise stated, references to "we," "our," "us," "Monro" or the "Company" generally refer to Monro, Inc. and its direct and indirect subsidiaries on a consolidated basis. Unless specifically indicated otherwise, any references to "2025" or "fiscal 2025," "2024" or "fiscal 2024," and "2023" or "fiscal 2023" relate to the years ended March 29, 2025, March 30, 2024, and March 25, 2023, respectively.

Item 1. *Business*

General

We are a leading nation-wide operator of retail tire and automotive repair stores in the United States. We offer to our customers, referred to as "guests", replacement tires and tire related services, automotive undercar repair services, and a broad range of routine maintenance services, primarily on passenger cars, light trucks, and vans. We also provide other products and services for brakes; mufflers and exhaust systems; and steering, drive train, suspension, and wheel alignment.

We believe the convenience and value we offer are key factors in serving and growing our base of customers. At March 29, 2025, we operated 1,260 retail tire and automotive repair stores and serviced approximately 4.2 million vehicles in fiscal 2025.

Our retail tire and automotive repair stores operate primarily under the brands "Monro Auto Service and Tire Centers," "Tire Choice Auto Service Centers," "Mr. Tire Auto Service Centers," "Car-X Tire & Auto," "Tire Warehouse Tires for Less," "Ken Towery's Tire & Auto Care," "Mountain View Tire & Auto Service," and "Tire Barn Warehouse".

Company-operated Store Brands as of March 29, 2025	Stores
Monro Auto Service and Tire Centers	352
Tire Choice Auto Service Centers	341
Mr. Tire Auto Service Centers	311
Car-X Tire & Auto	69
Tire Warehouse Tires For Less	54
Ken Towery's Tire & Auto Care	34
Mountain View Tire & Auto Service	29
Tire Barn Warehouse	27
Other [(a)]	43
Total	1,260

(a) Includes acquired stores to be converted to certain brands named above.

The typical format for a Monro store is a free-standing building consisting of a sales area, fully equipped service bays and a parts/tires storage area. Most service bays are equipped with above-ground electric vehicle lifts. Generally, each store is located within 25 miles of a "key" store which carries approximately double the inventory of a typical store and serves as a mini-distribution point for slower moving inventory for other stores in its area. Individual store sizes, number of bays, and stocking levels vary greatly and are dependent primarily on the availability of suitable store locations, population, demographics, and intensity of competition among other factors.

A certain number of our retail locations also service commercial customers. Our locations that serve commercial customers generally operate consistently with our other retail locations, except that the sales mix for these locations includes a higher number of commercial tires.

As of March 29, 2025, Monro had two retread facilities, 47 Car-X franchised locations and 1,260 Company-operated stores. On May 23, 2025, following an evaluation of market segmentation and demographic data, our Board of Directors approved a plan to close 145 underperforming Company-operated retail stores in the first quarter of fiscal 2026 (the "Store Closure Plan"). For more information, see Part II, Item 9B, "Other Information" of this Form 10-K.

In June 2022, we completed the divestiture of assets relating to our wholesale operations (seven locations) and internal tire distribution operations to American Tire Distributors, Inc. ("ATD"). For details regarding the divestiture, see Note 2 to our consolidated financial statements. We also entered into additional agreements with ATD, including a managed services agreement, under which ATD provides category management, ordering, dashboard, and inventory managed services to us, and an agreement relating to preferred data services provided to us by ATD.

Our operations are organized and managed in one operating segment. The internal management financial reporting that is the basis for evaluation to assess performance and allocate resources by our chief operating decision maker consists of consolidated data that includes the results of our retail and commercial locations. As such, our one operating segment reflects how our operations are managed, how resources are allocated, how operating performance is evaluated by senior management, and the structure of our internal financial reporting.

Monro incorporated in New York in 1959. We maintain our corporate headquarters in Fairport, New York.

Business Strategy

Our vision is to be America's leading auto and tire service center, trusted by consumers as the best place in their neighborhoods for quality automotive service and tires. We believe that success in this vision will position Monro to deliver consistent and sustainable organic growth as well as lead to strong, long-term financial performance. Specifically, we are committed to seeing this vision executed across all aspects of the business, through the following actions:

- *Exceed guest expectations.* We will continue to invest in and execute strategic initiatives to improve our guests' in-store experience. This includes leveraging our scale and the strength of our financial position to make critical investments in our business, our technicians and technology, allowing us to further execute on our operational excellence initiatives in 2025.

- *Provide consistent value*. We intend to be able to offer better value than new car dealers to more price-sensitive consumers. Vehicles generally need more service and repairs as they advance in age. However, as consumers' vehicles age, the consumers' willingness to pay higher prices decreases. Monro's service menu is focused on items that are purchased frequently, like oil changes and other scheduled services, along with higher value services like tires, brakes, and other undercar services. We have rolled out several enhanced offerings, including a walk-in oil service option to provide hassle-free service, which is in addition to our existing online appointment system, and Good, Better, Best oil service package updates to give guests competitively priced options to meet their budgets. We also offer combined tire and related service packages, including installation, alignment, and brake service packages, to better connect tire sales to service categories. Additionally, our tire pricing and category management system allows us to dynamically track demand trends and make rapid adjustments to optimize our tire assortment by leveraging our direct access to tire brands from ATD's nationwide distribution network and express tire delivery program as well as other tire brands in our tire portfolio to offer the right tires at what we believe are the right price points.

- *Build a committed, knowledgeable organization of friendly and professional teammates.* We will continue to invest in technology and training to accelerate productivity and team engagement. This includes our data-driven cloud-based store staffing and scheduling software that re-balances our store technician labor to meet customer demand as well as utilizing Monro University, an extensive cloud-based learning curriculum, to provide our employees, referred to as "teammates," with the technical training needed to effectively serve our customers today and into the future.

We are committed to building an omni-channel presence through our primary brand websites to create a seamless buying experience for our customers. With responsive optimized design for mobile users, a streamlined tire search and improved content and functionality, our brand websites better position us to address our customers' needs. These websites, aligned with our primary brand names, help customers search for store locations, access coupons, make service appointments, shop for tires, and access information on our services and products, as well as car care tips. Importantly, they better showcase the solutions we provide to our customers, including our Good, Better, Best product and service packages.

Growth Strategy

Executing on accretive acquisition opportunities remains an element of our long-term growth strategy. We believe the fragmentation of our industry allows for many opportunities for consolidation. Using consumer demographic analytics, we believe we can better identify targets that operate in the markets with favorable demographics and customer trends, allowing us to enter regions from which we are poised to benefit most.

During the last five years, we have completed 5 acquisitions, adding 69 locations and approximately $103 million in annualized revenue. We did not complete any acquisitions in fiscal 2025. As of March 29, 2025, we have stores in 32 states.

In addition to our plan to continue to seek suitable acquisitions, we plan to add new greenfield stores. Greenfield stores include new construction as well as the acquisition of one to four store operations. Factors in market and site selection for selecting new greenfield store locations include population, demographic characteristics, vehicle population, and the intensity of competition. We partner with a customer analytics firm to provide market segmentation and demographic data specific to a geographic area near a Monro location to identify high value lookalike customers and market directly to them. We attempt to cluster stores in market areas to achieve economies of scale in advertising and supervision costs.

Purchasing and Distribution

We believe that our substantial economies of scale and our flexibility in making sourcing decisions contributes to our successful purchasing strategy. We also believe our ability to negotiate with our vendor partners allows us to ensure we are receiving competitive pricing and terms as well as minimize the margin impact of economic pressures such as tariffs, inflation, and supply chain disruptions.

We purchase most of the tires we sell to our guests through a distribution agreement under which ATD supplies and sells certain tires to our retail locations. ATD also provides tire category management, ordering and inventory management services to us. We also select and purchase parts (including oil) and supplies for all Company-operated stores on a centralized basis through an automatic replenishment system based on operational data we collect from stores daily which allows us to control store inventory on a near real-time basis. National vendors ship most of our parts supply directly to our stores. Additionally, each store has access to the inventory carried by up to the 14 stores nearest to it. Management believes that this feature improves customer satisfaction and store productivity by reducing the time required to locate out-of-stock parts and tires. It also improves profitability because it reduces the amount of inventory which must be purchased outside Monro from local vendors. Local vendor purchases are made when needed at the store level and accounted for approximately 33 percent of all parts and tires purchased in 2025.

Our ten largest vendors accounted for approximately 97 percent of our total stocking purchases, with the largest vendor accounting for approximately 47 percent of total stocking purchases in 2025. We purchase parts (including oil) and tires from approximately 47 vendors. Management believes that our relationships with vendors are excellent and that alternative sources of supply exist, at comparable cost, for substantially all parts used in our business.

We enter into contracts with certain parts and tire suppliers, some of which require us to buy (at market competitive prices) up to 100 percent of our annual purchases of specific products. These agreements expire at various dates. We believe these agreements provide us with high quality, branded merchandise at preferred pricing, along with strong marketing and training support.

Human Capital

At Monro, our business success is built upon our dedicated and passionate teammates from a broad range of experiences and backgrounds who work and live in the communities we serve. We are committed to providing a safe, healthy, inclusive, and supportive work environment where teammates embrace our core value of collaboration, feel empowered, and are motivated to have enriching and successful careers. We seek to be an employer of choice to attract and retain top talent. To that end, we strive to provide an engaging work experience that excites and motivates our teammates to deliver their best every day as well as provides opportunities for learning and growth, to ensure our team is always the best in the business.

As of March 29, 2025, Monro had approximately 7,360 employees, of whom 7,200 were employed in the field organization, 150 were employed at our corporate headquarters, referred to as "store support center", and 10 were employed in other offices. Monro's employees are not members of any union.

Teammate Retention

We believe that effective human capital management includes preventing situations of understaffing or excessive overtime, teammate burnout or poor work life balance. For this reason, through our continued investment in store staffing to allow for more available workers as well as an increase in scheduling flexibility, we aim to grow teammate satisfaction.

In addition to enhancing the resources available to support our teammates, we have made improvements to our scheduling system which allows teammates to have longer visibility into their schedules and plan for occasions that require an absence.

We also understand that our teammates will benefit from a clear path to advancement and from investments in their continuous learning to allow them to achieve their personal development needs and career growth. To that end, we invest in training and development programs at all levels within the Company. We also leverage annual processes that support individual performance planning, individual professional development planning, and conduct a broad review of talent throughout our organization.

In recent years, we have expanded our online training program, Monro University, to be a comprehensive, company-wide training program not only focused on the technical and operational excellence training that technicians need to effectively serve our customers today and prepare them to handle future requirements, but also committed to developing leadership and excellence at all levels within our Company through a wide variety of topics accessible to our teammates in our stores and store support center.

New technician development has been an area of particular focus for Monro to increase productivity and retention and make it easier for technicians to overcome barriers of joining the industry. One way we do this is by offering a tool purchase program through which trainee technicians can acquire their own set of tools. We also provide Automotive Service Excellence ("ASE") certification in eight different categories as technicians advance in their careers.

Store and operations managers also have courses available through Monro University that are supplemented with live and on-line vendor training courses. Management training covers topics including safety, customer service, human resources, leadership, and scheduling and is delivered on a regular basis. We believe that involving operations management in the development and delivery of these sessions results in more relevant and actionable training for store managers, helping improve staff retention as well as overall performance.

Monro University also provides targeted training for corporate management and staff, including training about eliminating workplace discrimination, harassment prevention training, and people manager training. We also foster development through annual reviews at which time employees can discuss with their manager goals for aligning their own development with our business objectives. We believe our teammates are compensated in a fair manner which increases along with productivity. Our store compensation plan also streamlines bonus programs, creating consistency and increasing human capital productivity across our stores.

In addition to providing ongoing learning and development opportunities, ensuring our teammates feel supported is also important in teammate retention. Besides standard employee benefits we offer a confidential Employee Assistance Program with 24/7 support, financial counseling, estate planning, and online resources for parents whose children struggle with developmental disabilities, as well as other services aimed at enhancing our teammates' mental, emotional, and physical well-being.

One of the ways we embrace our teammates' well-being is through the administration of our own Teammate Assistance Fund, a third-party 501(c)(3) organization available for all our teammates. This fund provides an opportunity for all teammates to take care of each other through tax-deductible payroll and other one-time contributions. Through donations from Monro and contributions from our teammates, members of our Board of Directors and others, the Teammate Assistance Fund provides timely financial assistance to teammates impacted by financially devastating circumstances beyond their control and their means.

Workplace Safety

We are committed to providing a safe and secure work environment and have specific safety programs focused on increasing consistency of policies and procedures across our stores. Our safety standards and policies are based on Occupational Safety and Health Administration guidelines as well as the American National Standards Institute, and we have a national safety supplies program which will help ensure consistent standards of safety preparedness (such as eye wash stations and first aid kits) at every store should an incident occur.

To identify elevated safety-related risk areas more effectively, we have increased our focus on data gathering, tracking, and analysis. With greater insight into real-time data, we can prioritize focus on areas that present the biggest potential hazards to our teammates and identify process improvements. We identified a key area of focus in our stores: ergonomics (to reduce sprains and strains) and have an ergonomic training program for all store locations accordingly.

Monro's training programs are key to our strong safety culture. Training increases awareness and helps to reduce and eliminate workplace accidents and injuries. Our Monro University platform has allowed us to conduct more robust and structured trainings based on a teammate's job position, and Monro's safety manuals are available at every workstation within our stores and serve as the basis for our safety training and protocols.

Inclusive Workplace

Representing the communities and guests we serve is one of our core values, and we believe that a workplace in which diverse backgrounds, experiences and ways of thinking are embraced and valued increases productivity and promotes awareness of our guests' and communities' unique needs. Our commitment is to have a workforce and leadership team that closely resembles our growing group of loyal customers we are working hard to attract and retain. This commitment will continue to be supported by training and awareness programs as well as focused efforts to recruit, retain, develop, and promote a workforce with a broad range of experiences and backgrounds. Our Code of Ethics lays out a zero-tolerance policy for discrimination or harassment behavior.

We have added resources to our recruitment team and expanded the recruitment platforms we use to broaden our pool of candidates. We also view training as a tool to foster inclusion and, through Monro University, we provide courses designed to raise awareness about eliminating workplace discrimination to all our teammates.

Competition

Our segment of the retail industry is fragmented and highly competitive, and the number, size, and strength of competitors vary widely from region to region. We operate in the automotive repair service and tire industry, which is currently and is expected to continue to be highly competitive with respect to price, store location, name awareness, and customer service. Our competitors include service centers operated by national and regional undercar, tire specialty and general automotive service chains, both franchised and company-operated, mass merchandisers, car dealerships, independent garages, and gas stations. We also compete with online merchandisers of tires and automotive parts, which increasingly partner with local service centers to provide installation services for parts and tires purchased online.

Regulation

We maintain programs to facilitate compliance with various federal, state, and local laws and governmental regulations relating to the operation of our business, including, among other things, those regarding employment and labor practices, workplace safety, building and zoning requirements, the handling, storage and disposal of hazardous substances contained in the products that we sell and use in our service bays, the recycling of batteries, tires and used lubricants, and the ownership and operation of real property. We believe that we are in compliance with these applicable laws and regulations, and our related compliance costs are not material.

Monro stores new oil and recycled antifreeze and generates and/or handles used tires and automotive oils, antifreeze, and certain solvents, which are disposed of and/or recycled by licensed third-party contractors. In certain states, even where not required, we also recycle oil filters. Accordingly, we are subject to numerous federal, state, and local environmental laws including the Comprehensive Environmental Response Compensation and Liability Act. In addition, the United States Environmental Protection Agency (the "EPA"), under the Resource Conservation and Recovery Act ("RCRA"), as well as various state and local environmental protection agencies, regulate our handling and disposal of certain waste products and other materials. The EPA, under the Clean Air Act, also regulates the installation of catalytic converters, engines, and equipment sold or distributed in the United States by periodically spot-checking repair jobs, and may impose sanctions, including but not limited to civil penalties of tens of thousands of dollars per violation, for violations of the RCRA and the Clean Air Act.

Monro strives to maintain an environmentally conscious corporate culture, demonstrated by our recycling policies at our offices and stores. In 2025, Monro recycled approximately 2.0 million gallons of oil and 3.0 million tires, as well as approximately 79,000 vehicle batteries and 351 tons of cardboard, all as part of our commitment to the environment.

Seasonality

Although our business is not highly seasonal, customers do purchase more undercar service during the period of March through October than the period of November through February, when miles driven tend to be lower. Sales of tires are more heavily weighted in the months of May through August, and October through December. The slowest months are typically January through April and September. As a result, profitability is typically lower during slower sales months, or months where mix is more heavily weighted toward tires, which is a lower margin category.

Sales can also be volatile in areas in which we operate because of warmer weather in winter months, which typically causes a decline in tire sales, or severe weather, which can result in store closures.

Given our use of a fiscal calendar, there may be some fluctuations between quarters due to holiday shifts in the calendar year and the number of days in a particular fiscal quarter or year.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge on our website at www.monro.com as soon as reasonably practicable after electronic filing of such reports with the SEC. Our filings with the SEC, including our reports and proxy statement, are also available on the SEC's website at www.sec.gov.

Our investor presentation regarding the financial results for the fiscal year ended March 29, 2025 is available and accessible at Monro's Investor Relations page at https://corporate.monro.com/investors under the Events and Presentations tab. Information available on our website is not a part of, and is not incorporated into, this Form 10-K. We intend to make future investor presentations available exclusively through our Investor Relations page.

Item 1A. *Risk Factors*

In addition to the risks discussed elsewhere in this annual report, the following are the important factors that could cause Monro's actual results to differ materially from those projected in any forward-looking statements:

Risks Related to our Business

We operate in the highly competitive automotive repair industry.

The automotive repair industry in which we operate is generally highly competitive and fragmented, and the number, size and strength of our competitors vary widely from region to region. We face competition from a diversity of business models. Our competitors include service centers operated by national and regional undercar, tire specialty and general automotive service chains, both franchised and company-operated, mass merchandisers, car dealerships, independent garages, and gas stations. We also compete with online merchandisers of tires and automotive parts, which partner with local service centers to provide installation services for parts and tires purchased online. We believe that competition in the industry is based primarily on price, reputation, name awareness, customer service and store location. The significance of any individual dimension of competition may vary by competitors' business models. Some of our competitors have greater financial resources, have access to more developed distribution networks, have business models with lower operating costs, are more geographically diverse and have better name recognition than we do, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce prices, we may be forced to reduce our prices, which could have a material adverse effect on our business, financial condition, and results of operations. Further, our success within this industry also depends upon our ability to respond in a timely manner to changes in customer demands for both products and services. If our customers must "trade down" in the price of products or services purchased to fit their budgets, in order to compete, we must be able to cost effectively supply that product or service without losing the customer's business. We cannot assure that we, or any of our stores, will be able to compete effectively. If we are unable to compete successfully in new and existing markets, we may not achieve our projected revenue and profitability targets.

Changes in economic conditions that impact consumer spending could harm our business.

The automotive repair industry and our financial performance are sensitive to changes in overall economic conditions that impact consumer spending, including inflation, the imposition of import tariffs, changes in interest rates and economic volatility. Future economic conditions affecting consumer income such as employment levels, business conditions, interest rates, inflation and tax rates could reduce consumer spending or cause consumers to shift their spending to other products. Sustained higher inflation following the COVID-19 pandemic and import tariffs may continue to cause consumers to be more sensitive to price changes and cause consumers to "trade down" in the price of products or services purchased or to delay or forgo vehicle maintenance entirely. Alternatively, during periods of good economic conditions, consumers may decide to purchase new vehicles rather than servicing their older vehicles. In addition, if automobile manufacturers offer lower pricing on new or leased cars, more consumers may purchase or lease new vehicles rather than servicing older vehicles. A general reduction in the level of consumer spending or shifts in consumer spending to other services could have a material adverse effect on our growth, sales, and profitability.

We are subject to cycles in the general economy and customers' use of vehicles and seasonality, which may impact demand for our products and services.

Our industry is influenced by the number of miles driven by automobile owners. Factors that may cause the number of miles driven by automobile owners to decrease include the weather, travel patterns, gas prices, trends in remote work and fluctuations in the general economy. When the retail cost of gasoline increases, such as after the Russian invasion of Ukraine and the imposition of economic sanctions on Russia and companies affiliated with the Russian government in addition to other geopolitical events, the number of miles driven by automobile owners may decrease, which could result in less frequent service intervals and fewer repairs. The number of vehicle miles driven may also decrease if consumers begin to rely more heavily on mass transportation.

Sales can decline in areas in which we operate because of warmer weather in winter months or severe weather, which can result in store closures. Although our business is not highly seasonal, our customers typically purchase more undercar services during the period of March through October than the period of November through February, when miles driven tend to be lower. Further, customers may defer or forego vehicle maintenance at any time during periods of inclement weather. Sales of tires are more heavily weighted in the months of May through August, and October through December. The slowest months are typically January through April and September. As a result, profitability is typically lower during slower sales months or months where mix is more heavily weighted toward tires, which is a lower margin category. Any continued significant reduction in the number of miles driven by automobile owners will have a material adverse effect on our business and results of operations.

Adoption of electric vehicle technology may adversely affect the demand for our services.

Advances in electric vehicle technology and production may adversely affect the demand for our services because electric vehicles do not have traditional engines, transmissions, and certain related parts. The adoption of electric vehicles may accelerate in coming years because of decreases in upfront costs for electric vehicles, tax incentives and other legislative action. An increase in the proportion of electric vehicles sold could decrease our service-related revenue. As the proportion of electric vehicles on the road increases, we expect the demand for transmission and exhaust services and oil changes will decrease. Although we may experience an increase in demand for other services, there can be no assurance that the demand will be sufficient to maintain or improve our historical sales performance. Even when electric vehicles need repairs, given the cost to replace some battery-related components, an electric vehicle owner's insurance provider may not approve the cost to repair the vehicle. If drivers must replace their vehicles instead of servicing older vehicles, demand for our services would decrease. Even if the electric vehicle can be repaired, original vehicle manufacturers may restrict us from acquiring the necessary diagnostic tools, repair information, or certifications required to repair the vehicle. If we are restricted from repairing certain vehicles, our sales and profitability may decrease.

Our business is affected by advances in automotive technology.

The demand for our products and services could be adversely affected by continuing developments in automotive technology. Automotive manufacturers are producing cars that last longer and require service and maintenance at less frequent intervals in certain cases. Quality improvement of manufacturers' original equipment parts has in the past reduced, and may in the future reduce, demand for our products and services, adversely affecting our sales. For example, manufacturers' use of stainless-steel exhaust components has significantly increased the life of those parts, thereby decreasing the demand for exhaust repairs and replacements. Longer and more comprehensive warranty or service programs offered by automobile manufacturers and other third parties also could adversely affect the demand for our products and services. We believe that most new automobile owners have their cars serviced by a dealer during the period that the car is under warranty. In addition, advances in automotive technology continue to require us to incur additional costs to update our diagnostic capabilities and technical training programs. Changes in vehicle and powertrain technology and advances in accident-avoidance technology, electric vehicles, autonomous vehicles, and mobility could have a negative effect on our business, results of operations or investors' perception of our business, any of which could have an adverse effect upon the price of our common stock.

We depend on our relationships with our vendors for certain inventory and those vendors may be unable to perform under our existing agreements with them.

We depend on close relationships with our vendors for parts, tires and supplies and for our ability to purchase products at competitive prices and terms. Our ability to purchase at competitive prices and terms results from the volume of our purchases from these vendors. We entered into various contracts with parts suppliers that require us to buy from them (at market competitive prices) up to 100 percent of our annual purchases of specific products. These agreements expire at various dates.

For example, under the distribution agreement with ATD, we rely on ATD for most of certain passenger car tires, light truck replacement tires, and medium truck tires that we sell to our customers. Under the distribution agreement with ATD, our company-owned stores must purchase at least 90% of their forecasted requirements for these tires from or through ATD, subject to some exceptions. On October 23, 2024, ATD filed for bankruptcy protection. There can be no assurance that ATD will continue to perform under the distribution agreement. If ATD is unable to supply our requirements for tires and we are unable to purchase our desired volume of tires on the same or better terms as in the distribution agreement, or at all, our sales and ability to service our customers could suffer considerably if we are unable to find an alternative vendor of tires on similar terms.

While we may be able to identify alternative sources for most of the products we sell or use at our stores, the loss of a major supplier like ATD or the loss of a combination of suppliers could have a material adverse effect on our business, financial condition, or results of operations. If any of our suppliers do not perform adequately or otherwise fail to distribute parts or other supplies to our stores, our inability to replace the suppliers in a timely manner and on acceptable terms could increase our costs and could cause shortages or interruptions that could have a material adverse effect on our business, financial condition, and results of operations.

Because we purchase products such as oil and tires, which are subject to cost variations related to commodity costs, if we cannot pass along cost increases, our profitability would be negatively impacted.

Our business may be negatively affected by the risks associated with vendor relationships and international trade.

We depend on several products (e.g. brake parts, tires, oil filters) produced in foreign markets. Any changes in U.S. or international trade policies, including tariffs, export controls, quotas, embargoes, or sanctions, or uncertainty with respect to the future of U.S. trade policies, resulting in increased costs which we are not able to offset with pricing increases of our own could adversely affect our financial performance.

We also face other risks associated with the delivery of inventory originating outside the United States, including:

- potential economic and political instability in countries where our suppliers are located or along the shipping routes used to deliver the products;

- increases in shipping costs;

- transportation delays and interruptions, including those occurring as a result of geopolitical events, like the war in Ukraine, the Israel-Hamas war or public health emergencies;

- compliance with the United States Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or making other prohibited payments to foreign officials; and

- significant fluctuations in exchange rates between the U.S. dollar and foreign currencies.

Changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect our consolidated results of operations and cash flows.

In recent years, trade tensions between the U.S. government, China, and other countries targeted with tariffs have increased as the U.S. government has implemented and proposed tariffs and the Chinese government and other countries targeted with tariffs have proposed retaliatory tariffs. Although we have no foreign operations and do not manufacture any products, tariffs imposed on products that we sell, such as tires, cause our expenses to increase, which could adversely affect our profitability unless we are able to raise our prices for these products. If we increase the price of products impacted by tariffs, our service offerings may become less attractive relative to services offered by our competitors or cause our customers to trade down in price or delay needed maintenance. Given the uncertainty regarding the scope and duration of these trade actions by the U.S. or other countries, the impact of these trade actions on our operations or results remains uncertain. However, the tariffs, along with any additional tariffs or retaliatory trade restrictions implemented by other countries, could adversely affect the operating profits of our business, which could have an adverse effect on our consolidated results of operations and cash flows.

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations.

We currently rely on cash flow from operations and our revolving credit facility with nine banks (the "Credit Facility") to fund our business. Amounts outstanding on the Credit Facility are reported as debt on our balance sheet. While we believe that we have the ability to sufficiently fund our planned operations and capital expenditures for the foreseeable future, various risks to our business could result in circumstances that would materially affect our liquidity. For example, cash flows from our operations could be affected by changes in consumer spending habits, macroeconomic conditions, the failure to maintain favorable vendor payment terms or our inability to successfully implement sales growth initiatives, among other factors. We may be unsuccessful in securing alternative financing when needed on terms that we consider acceptable.

As of March 29, 2025, there was $61.3 million outstanding under the Credit Facility. Any significant increase in our leverage could have the following risks:

- our ability to obtain additional financing for working capital, capital expenditures, store renovations, acquisitions or general corporate purposes may be impaired in the future;

- our failure to comply with the financial and other restrictive covenants governing our debt, which, among other things, require us to comply with certain financial ratios and limit our ability to incur additional debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations; and

- our exposure to certain financial market risks, including fluctuations in interest rates associated with bank borrowings could become more significant.

If we are not able to remain in compliance with our debt covenants, our lenders may restrict our ability to draw on our Credit Facility, which could have a negative impact on our operations, ability to pay dividends, and growth potential, including our ability to complete acquisitions.

Covenants in the agreements governing our Credit Facility restrict the manner in which we conduct our business.

The Credit Facility contains covenants that may limit, subject to certain exemptions, our ability to incur other indebtedness or liens; make investments; repurchase our common stock; acquire stores or other businesses; prepay other indebtedness; and to declare dividends and other distributions, subject to certain exceptions.

The Credit Facility contains certain financial covenants that require us to maintain a minimum interest coverage ratio and a maximum ratio of adjusted debt to EBITDAR, as defined in the Credit Facility. The restrictions of the Credit Facility could adversely affect our ability to:

- finance our operations;

- make capital expenditures;

- acquire stores or other businesses;

- maintain the current rate or frequency of dividends;

- withstand a future downturn in our business or the economy in general;

- engage in business activities, including future opportunities, that may be in our interest; and

- plan for or react to market conditions or otherwise execute our business strategies.

Our ability to comply with the covenants, restrictions and specified financial ratios in the Credit Facility may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. A breach of any of these covenants, subject to certain cure rights of the Company, could result in a default under the Credit Facility. Further, any indebtedness that we may incur in the future may subject us to further covenants. If a default under any such debt agreement is not cured or waived, the default could result in the acceleration of debt, which could require us to repay debt prior to the date it is otherwise due and that could adversely affect our financial condition. If we are unable to generate sufficient cash flows from our operations, we may breach financial covenants under the Credit Facility, and we may not have sufficient cash on hand or available liquidity that could be utilized to repay our outstanding indebtedness, which would have a material adverse effect on our business.

We depend on the services of our key executives.

Our senior executives are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could adversely affect our business until a suitable replacement is found. It may be difficult to replace them quickly with executives of comparable experience and capabilities. Although we have employment agreements with certain of our executives, we cannot prevent them from terminating their employment with us. When we have turnover within our management team, we spend more time and resources training new members of management and integrating them in our company. The loss of service of any one of our key executives would likely cause a disruption in our business plans and may adversely impact our results of operations.

We have had significant changes in executive leadership, and more changes could occur. Changes to strategic or operating goals, which occur with the appointment and transition of new executives, can create uncertainty, and may ultimately be unsuccessful. In addition, executive leadership transition periods, including adding new personnel, could be difficult as new executives gain an understanding of our business and strategy. For example, the Board of Directors of the Company appointed Peter D. Fitzsimmons to serve as the President and Chief Executive Officer as of March 28, 2025, immediately upon the departure of Michael T. Broderick on March 27, 2025. Difficulty integrating new executives, or the loss of key individuals could limit our ability to successfully execute our business strategy and could have an adverse effect on our overall financial condition.

Failure to protect our brands and our reputation could have a material adverse effect on our business and results of operations.

We believe we have built an excellent reputation as a leading nation-wide operator of retail tire and automotive repair stores in the United States. We believe our continued success depends, in part, on our ability to preserve, grow, and leverage the value of the several brands our retail tire and automotive repair stores primarily operate under. Negative publicity and other reputational harm relating to events or activities attributed to us, our policies, our employees or others associated with us, whether or not justified, may diminish the value of our brands. If any of our brands are negatively impacted, it could have a material adverse effect on our business and results of operations.

Legal, Regulatory and Technological Risks

Our industry is subject to environmental, consumer protection and other regulation.

We are subject to various federal, state, and local environmental laws, building and zoning requirements, employment and labor laws and other governmental regulations regarding the operation of our business. The compliance costs and operational burdens associated with applicable federal, state, and local environmental laws and regulations could be significant. For example, we are subject to rules governing the handling, storage and disposal of hazardous substances contained in some of the products such as motor oil that we sell and use at our stores, the recycling of batteries, tires and used lubricants, and the ownership and operation of real property.

These laws and regulations can impose fines and criminal sanctions for violations as well as require the installation of pollution control equipment or operational changes to decrease the likelihood of accidental hazardous substance releases. Accordingly, we could become subject to material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage because of exposure to, or release of, hazardous substances. In addition, stricter interpretation of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could have a material adverse effect on our business, financial condition, and results of operations.

National automotive repair chains have also been the subject of investigations and reports by consumer protection agencies and the Attorneys General of various states. Publicity in connection with these kinds of investigations could have an adverse effect on our sales and, consequently, our business, financial condition, and results of operations. State and local governments have also enacted numerous consumer protection laws with which we must comply.

The costs of operating our stores may increase if there are changes in laws governing minimum hourly wages, working conditions, overtime, workers' compensation and health insurance rates, unemployment tax rates or other laws and regulations. We have experienced and expect further increases in payroll expenses because of federal, state, and local mandated increases in the minimum wage, inflation, and demand for workers in the current labor market. Our vendors are also subject to these factors, which may increase the prices we pay for their products. A material increase in these costs that we are unable to offset by increasing our prices or by other means could have a material adverse effect on our business, financial condition, and results of operations.

We are involved in litigation from time to time arising from the operation of our business and, as such, we could incur substantial judgments, fines, legal fees, or other costs.

We are sometimes the subject of complaints or litigation from customers, employees or other third parties for various actions. From time to time, we are involved in litigation involving claims related to, among other things, breach of contract, negligence, tortious conduct and employment and labor law matters, including payment of wages. The damages sought against us in some of these proceedings could be substantial. Although we maintain liability insurance for some litigation claims, if one or more of the claims were to greatly exceed our insurance coverage limits or if our insurance policies do not cover a claim, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Business interruptions and unavailability of products would negatively impact our store operations, which may have a material negative effect on our business.

If any of our locations in a particular region are unexpectedly closed permanently or for a period of time, it could have a negative impact on our business. Such closures could occur because of circumstances out of our control, including war, acts of terrorism, local and global health crises, extreme weather conditions, including extreme weather events caused by climate change, and other natural disasters. Further, if our ability to obtain products and merchandise for use in our stores is impeded, it could have a negative impact on our business. Factors that could negatively affect our ability to obtain products and merchandise include the sudden inability to import goods into the United States for any reason and the curtailment or delay of commercial transportation. While we do maintain business interruption insurance, there is no guarantee that we will be able to use such insurance for any particular location closure or other interruption in operations.

Any interruption to the operability or breach of our computer systems could damage our reputation and have a material adverse effect on our business and results of operations.

Given the number of individual transactions we process each year, it is critical that we maintain uninterrupted operation of our computer and communications hardware and software systems. Our systems could be subject to damage or interruption from power outages, technology and telecommunications failures, computer viruses, security breaches, including breaches of our transaction processing or other systems that result in the compromise of confidential customer data, catastrophic events such as fires, tornadoes and hurricanes, and usage errors by our employees. If our systems are breached, damaged or cease to function properly, we may have to make a significant investment to fix or replace them, we may suffer interruptions in our operations in the interim, we may face costly litigation, and our reputation with our customers may be harmed. The risk of disruption is increased in periods where complex and significant systems changes are undertaken. Even if we attempt to recover costs incurred as a result of any interruption or breach from an insurer, there can be no guarantee that any or all of those costs would be insured or recoverable. Any material interruption in our computer operations may have a material adverse effect on our business or results of operations.

Data security breaches impacting confidential customer and/or employee information may result in penalties, negative publicity, loss of customer relationships, litigation, and increased costs, which would have a material adverse effect on our business.

The nature of our business involves the receipt and storage of personally identifiable data of our customers and employees. This type of data is subject to legislation and regulation in many jurisdictions. We have been subject to cyber-attacks in the past and we may suffer data security breaches arising from cyber-attacks. We may currently be at a higher risk of a security breach due to cyber-attacks related to the ongoing geopolitical uncertainty. Data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting state and federal legislative proposals addressing data privacy and security. In late 2024, we became aware of a cyber incident relating to suspicious activity in one employee's electronic mailbox, during which incident the unknown and unauthorized actor had access to files that included certain personally identifiable information of current and former employees. After we notified affected individuals in accordance with applicable laws, multiple plaintiffs filed purported class actions against us seeking monetary damages. We have incurred and will continue to incur expenses relating to this incident, subject to the amount of our deductibles under our insurance policies. We may become exposed to additional potential liabilities with respect to the data that we collect, manage and process, and may continue to incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing, and storage of personal data. Investigations, lawsuits, fines from state or federal agencies, state attorneys general, or adverse publicity relating to our methods of handling personal data could adversely affect our business, results of operations, financial condition, and cash flows due to the costs and negative market reaction relating to such developments.

We may not have the resources or technical expertise to anticipate or prevent rapidly evolving types of cyber-attacks. Attacks have been targeted at us, our customers, or others who have entrusted us with information.

Actual or anticipated attacks have and may continue to cause us to incur increased costs, including costs to hire additional personnel, purchase additional protection technologies, train employees, and engage third-party experts and consultants. In addition, data and security breaches can also occur because of non-technical issues, including breach by us or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of our security could result in violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have a material adverse effect on our results of operations and our reputation.

Risks Related to our Strategic Initiatives

We may not be successful in integrating new and acquired stores.

Management believes that our continued growth in sales and profit is in part dependent upon our ability to operate new stores that we open or acquire on a profitable basis. To do so, we must find reasonably priced new store locations and acquisition candidates that meet our criteria and we must integrate any new stores (opened or acquired) into our system. Our growth and profitability could be adversely affected if we are unable to open or acquire new stores or if new or existing stores do not operate at a sufficient level of profitability.

If new stores do not achieve expected levels of profitability or we are unable to integrate stores in new geographic regions into our business, our ability to remain in compliance with our debt covenants or to make required payments under our Credit Facility may be adversely impacted, and our financial condition and results of operations may be adversely impacted.

If our capital investments in remodeling existing or acquired stores, building new stores, and improving technology do not achieve appropriate returns, our competitive position, financial condition, and results of operations could be adversely affected.

Our business depends, in part, on our ability to remodel existing or acquired stores and build new stores in a manner that achieves appropriate returns on our capital investment. Pursuing the wrong remodel or new store opportunities and any delays, cost increases, disruptions or other uncertainties related to those opportunities could adversely affect our results of operations.

We are currently making, and expect to continue to make, investments in technology to improve customer experience and certain management systems. The effectiveness of these investments can be less predictable than remodeling stores and might not provide the anticipated benefits or desired rates of return.

Pursuing the wrong investment opportunities, making an investment commitment significantly above or below our needs, or failing to effectively incorporate acquired businesses into our business could result in the loss of our competitive position and adversely affect our financial condition or results of operations.

Any impairment of goodwill, other intangible assets or long-lived assets could negatively impact our results of operations.

Our goodwill is subject to an impairment test on an annual basis. Goodwill, other intangible assets, and long-lived assets are also tested whenever events and circumstances indicate that goodwill, other intangible assets and/or long-lived assets may be impaired. Any excess goodwill resulting from the impairment test must be written off in the period of determination. For example, during the fourth quarter of 2025, we experienced a decline in our market capitalization as a result of a decrease in our stock price. Our stock price has a history of volatility, however, given the decrease was sustained throughout the quarter, we viewed this event as a triggering event and performed a quantitative analysis of the fair value of the Company's single reporting unit as of March 29, 2025 which resulted in an estimated fair value that exceeded its carrying value, including goodwill. Under further analysis, we concluded that no impairment of goodwill was required as of March 29, 2025, and we have since undertaken operational changes, including changes in management and strategy, that we believe will lead to improvements in the performance of the business and cash flows. However, if our growth and profitability initiatives do not realize their expected benefits, goodwill and other intangible assets could be subject to impairment.

Intangible assets (other than goodwill and indefinite-lived intangible assets) and other long-lived assets are generally amortized or depreciated over the useful life of such assets. Additionally, we have evaluated our ability to recover the carrying value of our intangible assets and also concluded that we do not have any impairment of intangible assets for the year ended March 29, 2025.

We assess potential impairments to our long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. For example, in fiscal 2025, we incurred store impairment charges of approximately $24.4 million after considering changes in their actual and forecasted financial performance, reassessing their recoverability using an undiscounted cash flow model, and determining their carrying value may not be recoverable. In addition, from time to time, we may acquire or make an investment in a business that will require us to record goodwill based on the purchase price and the fair value of assets acquired and liabilities assumed. We have significantly increased our goodwill because of our acquisitions. We may subsequently experience unforeseen issues with the businesses we acquire, which may adversely affect the anticipated returns of the business or value of the intangible assets and trigger an evaluation of recoverability of the recorded goodwill and intangible assets. Future determinations of significant write-offs of goodwill, intangible assets, or other long-lived assets, because of an impairment test or any accelerated amortization or depreciation of other intangible assets or other long-lived assets could have a material negative impact on our results of operations and financial condition.

Planned store closings have resulted in acceleration of costs and future store closings could result in additional costs.

From time to time, in the ordinary course of our business, we close certain stores, generally based on considerations of store profitability, competition, strategic factors and other considerations. Closing a store could subject us to costs including the write-down of leasehold improvements, equipment, furniture, and fixtures. In addition, we could remain liable for future lease obligations. For example, we evaluated market segmentation and demographic data specific to geographic areas where our stores are located and as a result, we plan to close 145 underperforming stores in the first quarter of fiscal 2026 that we have identified to have failed to maintain an acceptable level of profitability. We recorded $20.8 million in store impairment costs in fiscal 2025 related to these stores as part of our normal long-lived asset impairment assessment. We estimate that we will incur total expenses ranging from $10 to $15 million of store closing costs as part of the Store Closure Plan as detailed below in Part II, Item 9B, "Other Information" of this Form 10-K. These expenses could have a material negative impact on our results of operations and financial condition.

Risks Related to Our Common Stock

The amount and frequency of our common stock repurchases and dividend payments may fluctuate or cease.

The amount, timing and execution of our common stock repurchase program may fluctuate based on our priorities for using cash. We may need to use these funds for other purposes, such as operational expenses, capital expenditures, acquisitions or repayment of indebtedness. Changes in operational results, cash flows, tax laws and the market price of our common stock could also impact our common stock repurchase program and other capital activities. For example, the Inflation Reduction Act of 2022 imposed a 1% excise tax on certain common stock repurchases. In addition, our Board of Directors determines whether the return of capital to shareholders, through our common stock repurchase program or dividends on the common stock, is in the best interest of shareholders and in compliance with our legal and contractual obligations. Our Credit Facility contains covenants that may limit, subject to certain exemptions, our ability to repurchase our common stock, and to declare dividends and other distributions. Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments.

Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock.

The multi-class structure of our capital stock has the effect of concentrating power with holders of our Class C Convertible Preferred Stock, which severely limits the ability of our common shareholders to influence or direct the outcome of matters submitted to our shareholders for approval.

At least 60% of the shares of Class C Convertible Preferred Stock (the "Class C Preferred") must vote as a separate class or unanimously consent to effect or validate any action taken by our common shareholders. Therefore, the Class C Preferred holders have an effective veto over all matters put to a vote of our common stock and could use that veto power to block any matter that the holders of common stock may approve. As of March 29, 2025, Peter J. Solomon, one of our directors, and members of his family beneficially own all of the outstanding shares of Class C Preferred. Although the Class C Preferred shares are subject to mandatory conversion prior to an agreed sunset date expected in 2026 (see Note 17 to the Company's consolidated financial statements for further detail), until the Class C Preferred shares are converted into common stock after the sunset period, Mr. Solomon will be able to control matters requiring approval by our shareholders, including the election of members of our Board of Directors, the adoption of amendments to our certificate of incorporation, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Mr. Solomon may have interests that differ from our common shareholders and may vote in a way with which our other shareholders disagree or adverse to our shareholders' interests. The concentration of voting control will limit or preclude our common shareholders' ability to influence corporate matters and could have the effect of delaying, preventing, or deterring a change in control of our company, could deprive holders of our common stock of an opportunity to receive a premium for their shares as part of a sale of our company and could negatively affect the market price of our common stock. In addition, this concentration of voting power may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that our other shareholders or the Board of Directors may feel are in our best interest.

Provisions in our certificate of incorporation and bylaws may prevent or delay an acquisition of us, which could decrease the price of our common stock.

Our certificate of incorporation and our bylaws contain provisions intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt an unsolicited takeover not approved by our Board of Directors. These provisions include:

- the concentration of voting power in the Class C Preferred shares;

- the vote of at least two-thirds of the outstanding shares of common stock required to approve amendments to certain provisions in our certificate of incorporation;

- the Board of Directors' ability to issue shares of serial preferred stock without shareholder approval; and

- the advance notice required by our bylaws for any shareholder who wishes to bring business before a meeting of shareholders or to nominate a director for election at a meeting of shareholders.

These provisions will apply even if a takeover offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is in the best interests of us and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. These provisions may decrease the market price of our common stock.

The market price of our common stock may be volatile and could expose us to shareholder action including securities class action litigation.

The stock market and the price of our common stock may be subject to wide fluctuations based upon general economic and market conditions. Downturns in the stock market may cause the price of our common stock to decline. The market price of our stock may also be affected by our ability to meet analysts' expectations. Failure to meet such expectations, even slightly, could have an adverse effect on the price of our common stock. In the past, following periods of volatility in the market price of a company's securities, shareholder action including securities class action litigation has often been instituted against such a company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

General Risk Factors

We rely on an adequate supply of skilled field personnel.

To continue to provide high quality services, we require an adequate supply of skilled field managers and technicians. Trained and experienced automotive field personnel are in high demand, and may be in short supply in some areas, a challenge that has been highlighted by the tight labor market in recent years. We have experienced and expect to continue to experience more difficulty hiring skilled technicians than pre-pandemic and may be unable to replace employees as quickly as we need to fill positions in our stores. We cannot assure that we will be able to attract, motivate and maintain an adequate skilled workforce necessary to operate our existing and future stores efficiently, or that labor expenses will not continue to increase because of a shortage in the supply of skilled field personnel, thereby adversely impacting our financial performance. While the automotive repair industry generally operates with high field employee turnover, any material increases in employee turnover rates in our stores, inability to recruit new employees or any widespread employee dissatisfaction could also have a material adverse effect on our business, financial condition, and results of operations.

Challenging financial market conditions and changes in long-term interest rates could adversely impact the funded status of our pension plan.

We have a defined benefit pension plan covering employees who met eligibility requirements but is closed to new participants. As of March 29, 2025, the pension plan was overfunded on a projected benefit obligation basis by approximately $0.8 million. Included in our financial results are pension plan costs that are measured using actuarial valuations. The actuarial assumptions used may differ from actual results. In addition, because our pension plan assets are invested in marketable securities, fluctuations in market values can negatively impact our funded status, recorded pension liability, and future required minimum contribution levels. Similar to fluctuations in market values, a decline in the discount rate used in the actuarial assumptions can negatively impact our funded status, recorded pension liability and future contribution levels.

Also, continued changes in the mortality assumptions can impact our funded status. Further volatility in the performance of financial markets, changes in actuarial assumptions or changes in regulations regarding minimum funding requirements could require material increases to our expected cash contributions to the pension plans in future years.

We are subject to the short- and long-term risks of climate change.

In the short term, extreme weather conditions resulting from climate change could result in store closures, make it difficult for our teammates and customers to travel to our stores, and negatively impact customers' disposable income, thereby reducing our sales. If we continually experience unseasonable weather, our forecasts of predicting customer behavior may prove incorrect and cause us to inefficiently allocate our resources, which could adversely impact our results of operations. In the long term, we are subject to the risk that our stores are physically located in areas that could be threatened by heat and extreme weather events that make those areas uninhabitable. We are also subject to transition risks, such as changes in energy prices, which could cause more customers to reduce overall miles driven, increase reliance on public transportation or ride sharing, or drive electric or alternative fuel vehicles, any of which could harm our profitability; prolonged climate-related events affecting macroeconomic conditions with related effects on consumer spending and confidence; stakeholder perception of our engagement in climate-related policies; and new regulatory requirements resulting in higher compliance risk and operational costs. The realization of any of these short- or long-term risks could materially adversely affect our financial condition.

We may be unable to achieve the priorities and initiatives set forth in our environmental, social and governance ("ESG") report or otherwise meet the expectations of our stakeholders with respect to ESG matters.

Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, and disclosure topics such as climate change, sustainability, natural resources, waste reduction, energy, human capital, and risk oversight could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. We strive to create long-term value for our guests, employees and shareholders, and we report on certain priorities and initiatives related to ESG matters in our ESG report (which is not a part of, and is not incorporated into, this Form 10-K), such as plans relating to employee safety and energy efficiency. Our stakeholders expect us to make progress on our ESG priorities and initiatives. A failure or a perceived failure to meet these expectations could damage our reputation and have a material adverse effect on our business and results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy

We execute a comprehensive cybersecurity program designed to provide structured and thorough cybersecurity risk management and governance. Our cybersecurity program is aligned with industry-wide recognized standards, such as the National Institute of Standards and Technology (NIST) Cybersecurity Framework. Our program prioritizes, among other things, prevention of unauthorized access; protection of sensitive information; detection, assessment, and response to cybersecurity threats; and continuous improvement of our cybersecurity measures. The Company has established comprehensive incident response and recovery plans, regularly tests and evaluates the effectiveness of those plans, and maintains cybersecurity risk insurance.

Our cybersecurity program has a set of controls and priorities with a multi-pronged approach that includes:

- quarterly cybersecurity awareness training for teammates, monthly phishing simulation testing and other cybersecurity awareness campaigns (e.g., articles, flyers, cybersecurity awareness month);

- a dedicated security operations team to monitor, analyze, and respond to security threats 24/7;

- security governance to manage and maintain security processes;

- intrusion, detection, and prevention systems;

- a vulnerability management program to identify and remediate security liabilities;

- a configuration management program to harden systems based on industry standards;

- industry-leading email security, endpoint detection, and response platforms;

- threat intelligence from multiple resources to identify and anticipate emerging threats;

- network and web application firewalls;

- multi-factor authentication; and

- network segmentation to isolate and safeguard critical systems and sensitive data.

The Company assesses cybersecurity risks on an ongoing basis, including assessing and deploying technical safeguards designed to protect its information systems from cybersecurity threats. We regularly evaluate new and emerging risks and ever-changing legal and compliance requirements and examine the effectiveness and maturity of our cyber defenses through various means, including internal audits, targeted testing, incident response exercises, maturity assessments, and industry benchmarking.

The Company engages with a range of external professionals, including cybersecurity experts, consultants, auditors, and legal counsel to leverage specialized knowledge, experience and insights, to help ensure our cybersecurity strategies and processes remain current. This includes:

- engaging third-party experts to periodically advise and train our Board and management regarding the structure and oversight of our cybersecurity program, Incident Response Plan ("IRP") and various cybersecurity-related matters;

- retaining data security and data privacy legal counsel whose practice focuses on data breach response, information security compliance, and compliance with the data privacy laws in the various jurisdictions in which the Company operates; and

- utilizing specialized consultants and third-party managed service providers to assist us with projects that will improve the Company's IT infrastructure, strengthen our security posture and cybersecurity incident investigations, and improve our cyber readiness.

The Company has implemented processes to identify, prioritize, assess, mitigate and remediate risks associated with third-party service providers. As part of these processes, we conduct security assessments of critical third-party providers before engagement and contractually require third parties we engage to implement security programs commensurate with their risk.

In the event of a cybersecurity incident, a cross-functional team - led by the Senior Vice President - Chief Information Officer (our "CISO") and Chief Legal Officer ("CLO") - is equipped with a well-defined IRP. The IRP includes immediate actions to mitigate the impact of the incident, and long-term strategies for remediation and prevention of future incidents. Among other things, the IRP sets forth roles and responsibilities in connection with detecting, assessing, and mitigating cybersecurity incidents and outlines applicable communication and escalation protocols. The IRP includes controls and procedures that are designed to ensure prompt escalation of certain cybersecurity incidents to our Chief Executive Officer and Chief Financial Officer and to the Audit Committee so that, among other things, decisions regarding public disclosure and reporting of such incidents can be made in a timely manner. The Company regularly tests and evaluates the effectiveness of the IRP and the Company's recovery plan.

Our cybersecurity program is designed to prevent unauthorized access and protect sensitive information, with a focus on continuous improvement of our cybersecurity measures. While we have not experienced any material cybersecurity threats or incidents to date, we can give no assurance that we will be able to prevent, identify, respond to, or mitigate the impact of all cybersecurity threats or incidents. To the extent future cybersecurity threats or incidents result in significant disruptions and costs to our operations, reduce the effectiveness of our internal control over financial reporting, or otherwise substantially impact our business, it could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. For additional discussion on our cybersecurity risks, refer to Item 1A. "Risk Factors" of this Form 10-K.

Governance

Board Oversight

The Board of Directors oversees the management of risks inherent in the operation of our business, with a focus on the most significant risks that we face, including those related to cybersecurity. The Board of Directors has delegated oversight of cybersecurity, including privacy and information security, to the Audit Committee. As such, the Audit Committee is central to the Board of Directors oversight of cybersecurity risks and bears primary responsibility for this area. The Audit Committee is composed of independent directors with diverse expertise including risk management, strategic planning, finance, and accounting and controls, in addition to relevant experience of board practices of other public companies. Audit Committee members also attend both in-house and external training on cybersecurity matters which we believe equips them to oversee cybersecurity risks effectively.

Management's Role

Our CISO has primary operational responsibility for the Company's cybersecurity function. The CISO has served in various roles in information technology and information security for over 35 years, with nine years' experience in cybersecurity. The CISO, together with the Senior Director - Infrastructure & Security - who has 30 years' experience in various information technology and information security roles and 11 years of cybersecurity experience - and the CLO have primary responsibility for assessing and managing material cybersecurity risks. This group, and their supporting teams, meet regularly to review security performance metrics, identify security risks, and assess the status of approved security enhancements. This group also considers and makes recommendations on security policies and procedures, security service requirements, and risk mitigation strategies.

The CISO plays a pivotal role in informing the Audit Committee on cybersecurity risks. She provides comprehensive presentations to the Audit Committee on a quarterly basis, or as needed. These presentations encompass a broad range of cybersecurity topics, which may include our cybersecurity program and governance processes; cyber risk monitoring and management; the status of projects to strengthen our cybersecurity and privacy capabilities; recent significant incidents or threats impacting our operations, industry, or third-party suppliers; and the emerging threat landscape. The Audit Committee actively participates and offers guidance in strategic decisions related to cybersecurity. This involvement helps ensure that cybersecurity considerations are integrated into our broader strategic and risk management objectives. Our CISO also meets with other senior leadership team members on a weekly basis. In addition, she meets with the Board of Directors on an annual basis, and as needed, where she reports on significant cybersecurity matters and strategic risk management decisions.

Item 2. *Properties*

Company-operated Stores as of March 29, 2025	Stores	Company-operated Stores as of March 29, 2025	Stores
Arkansas	2	Minnesota	9
California	100	Missouri	24
Connecticut	35	Nevada	14
Delaware	7	New Hampshire	28
Florida	104	New Jersey	41
Georgia	12	New York	142
Idaho	4	North Carolina	55
Illinois	33	Ohio	130
Indiana	38	Pennsylvania	120
Iowa	18	Rhode Island	11
Kentucky	33	South Carolina	14
Louisiana	19	Tennessee	17
Maine	18	Vermont	7
Maryland	70	Virginia	68
Massachusetts	39	West Virginia	9
Michigan	30	Wisconsin	9
		Total [a]	1,260

Company-operated Stores and Other Properties as of March 29, 2025

	Stores
Owned	330
Leased	875
Owned buildings on leased land	55
Total [a]	1,260

(a) Following the completion of the Store Closure Plan, we expect to retain 1,115 Company-operated stores.

Our policy is to situate new Company-operated stores in the best locations, without regard to the form of ownership required to develop the locations. In general, we lease store sites for a five-year period with various renewal options. Giving effect to all renewal options, approximately 57 percent of the store leases (529 stores) expire after March 2035.

We lease our corporate headquarters building located in Fairport, New York, and we lease additional office space elsewhere in the U.S. We also lease two retread facilities located in Florida and Tennessee.

Assets held for sale

We classify long-lived assets to be sold as held for sale in the period in which all of the required criteria are met. We initially measure a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon determining that a long-lived asset meets the criteria to be classified as held for sale, we cease depreciation and report long-lived assets, if material, as assets held for sale in our Consolidated Balance Sheets.

On June 1, 2023, we announced the planned sale of our corporate headquarters at 200 Holleder Parkway in Rochester, New York and our plan to relocate our corporate headquarters to another location in the greater Rochester area. We determined that the related assets met the criteria to be classified as held for sale as of March 30, 2024.

On July 3, 2024, we completed the sale of our corporate headquarters. We received net proceeds of approximately $9.1 million and recorded a net gain of approximately $2.8 million in operating, selling, general and administrative expenses in our Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income for the year ended March 29, 2025.

Item 3. *Legal Proceedings*

From time to time we are a party to or otherwise involved in legal proceedings arising out of the normal course of business. We do not believe that such claims or lawsuits, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations. Legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of one or more of these matters could have a material adverse impact on us and our financial condition and results of operations.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is listed on the Nasdaq Stock Market under the symbol "MNRO". We are authorized to issue up to 65,000,000 shares of common stock, par value $0.01, and up to 150,000 shares of Class C Preferred Stock, par value $1.50. In May 2023, we entered into an agreement to reclassify our equity capital structure to eliminate the Class C Preferred. The Class C Preferred shares are subject to mandatory conversion prior to an agreed sunset date expected in 2026. For additional information regarding the equity capital structure reclassification, see Note 17 to the Company's consolidated financial statements.

Share Repurchase Activity

On May 19, 2022, our Board of Directors authorized a share repurchase program for the repurchase of up to $150 million of shares of our common stock with no stated expiration. Under the program, we have repurchased 3.7 million shares of common stock at an average price of $37.61, for a total investment of $140.9 million. As of March 29, 2025, the dollar value of shares that may yet be purchased under the program is $9.1 million. We are currently prohibited from repurchasing our securities if there are outstanding amounts under the Credit Facility immediately before or after giving effect to the repurchase. For additional information regarding our Stock Repurchase Plan, see Note 16 to the Company's consolidated financial statements.

Holders of Record

As of May 16, 2025 our common stock was held by approximately 45 shareholders of record. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies.

Dividends

Dividends declared per share for 2025, 2024, and 2023 are disclosed in our Consolidated Statements of Changes in Shareholders' Equity. The declaration of future dividends will be at the discretion of the Board of Directors and will depend on our financial condition, results of operations, capital requirements, compliance with charter and contractual restrictions, and such other factors as the Board of Directors deems relevant. Our Credit Facility contains covenants that may limit, subject to certain exemptions, our ability to declare dividends and other distributions. For additional information regarding our Credit Facility, see Part II, Item 7, "Credit Facility" of this report and Note 6 to the Company's consolidated financial statements.

Stock Performance Graph

	2020	2021	2022	2023	2024	2025
				Fiscal Years Ended March		
Monro, Inc.	$ 100.00	$ 152.64	$ 104.82	$ 119.61	$ 78.84	$ 37.90
S&P SmallCap 600 Index	100.00	195.33	197.73	180.30	209.02	201.95
S&P Composite 1500 Specialty Retail Index	100.00	190.20	190.35	199.71	261.58	258.97

The graph above compares the cumulative total shareholder return on our common stock for the last five fiscal years ended March with the cumulative return on (i) the S&P SmallCap 600 Index and (ii) the S&P Composite 1500 Specialty Retail Index. The graph assumes the investment of $100 in Monro common stock, the S&P SmallCap 600 Index and the S&P Composite 1500 Specialty Retail Index, and reinvestment of all dividends.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Executive Overview

We continue to make strategic investments to support our operating and financial model designed to drive sustainable sales and profit growth. We have done this through our investment strategy focused on improving guest experience, enhancing customer-centric engagement, optimizing product and service offerings, and accelerating productivity and team engagement.

Recent Developments

The Board of Directors of the Company appointed Peter D. Fitzsimmons to serve as the President and Chief Executive Officer as of March 28, 2025, immediately upon the departure of Michael T. Broderick on March 27, 2025. In connection with Mr. Fitzsimmons' appointment, the Company also entered into a consulting agreement with AlixPartners, LLP ("AlixPartners") as of March 28, 2025, pursuant to which AlixPartners will assess the Company's operations to develop a plan to improve the Company's financial performance.

We evaluated market segmentation and demographic data specific to geographic areas where our stores are located. As a result, we plan to close 145 underperforming stores in the first quarter of fiscal 2026 that we have identified to have failed to maintain an acceptable level of profitability. See additional discussion under Part II, Item 9B, "Other Information".

On May 23, 2025, we entered into an amendment (the "Fifth Amendment") to our Credit Facility, which, among other things, amends the terms of certain of the financial and restrictive covenants in the credit agreement to provide us with additional flexibility to operate our business from the first quarter of fiscal 2026 through the first quarter of fiscal 2027. See additional discussion under Part II, Item 9B, "Other Information", and Note 6 to our consolidated financial statements.

Economic Conditions

The United States economy has experienced significant inflation during fiscal 2024 and fiscal 2025 and there are market expectations that consumer prices may remain at elevated levels for a sustained period. In addition, labor availability has continued to be constrained and market labor costs have continued to increase. These conditions may give rise to an economic slowdown, and perhaps a recession, and could further increase our costs and/or impact our revenues. It is unclear whether the current economic conditions and government responses to these conditions, including inflation, tariffs, changing interest rates, and geopolitical uncertainty, will result in an economic slowdown or recession in the United States. If that occurs, demand for our products and services may further decline, possibly significantly, which may significantly and adversely impact our business, results of operations and financial position.

Financial Summary

We operate on a 52/53-week fiscal year ending on the last Saturday in March. Fiscal year 2025 contained 52 weeks and fiscal 2024 contained 53 weeks. Any amounts noted as adjusted for days have been adjusted to remove the impact of the 53rd week in fiscal 2024.

Fiscal 2025 included the following notable items:

- Diluted loss per common share was ($0.22).
- Adjusted diluted earnings per share ("EPS"), a non-GAAP measure, were $0.48.
- Sales decreased 6.4 percent, primarily due to lower overall comparable store sales resulting from lower store traffic and fewer selling days.
- Comparable store sales decreased 5.3 percent from the prior year, or a decrease of 3.5 percent when adjusted for days.
- Operating income of $12.6 million was 82.4 percent lower than the prior year, and was negatively impacted by an increase in store impairment charges of $22.4 million from the prior year.
- Net loss was $5.2 million.
- Adjusted net income, a non-GAAP measure, was $15.6 million.

Earnings Per Common Share				Percent Change
		2025	2024	2025/2024
Diluted (loss) earnings per common share	$	(0.22) $	1.18	(118.6)%
Adjustments		0.70	0.15	
Adjusted diluted earnings per common share	$	0.48 $	1.33	(63.9)%

Adjusted net income and adjusted diluted EPS, each of which is a measure not derived in accordance with generally accepted accounting principles in the U.S. ("GAAP"), exclude the impact of certain items. Management believes that adjusted net income and adjusted diluted EPS are useful in providing period-to-period comparisons of the results of our operations by excluding certain items that are not part of our core operations, such as store impairment charges, transition costs related to back-office optimization, management restructuring/transition costs, store closing costs, litigation reserve costs, costs related to shareholder matters from our equity capital structure recapitalization, net loss on subsequent inventory adjustment related to the prior year sale of wholesale tire and distribution assets, and a gain on sale of corporate headquarters net of closing and relocation costs. Reconciliations of these non-GAAP financial measures to GAAP measures are provided beginning on page 29 under "Non-GAAP Financial Measures."

We define comparable store sales as sales for locations that have been opened or owned at least one full fiscal year. We believe this period is generally required for new store sales levels to begin to normalize. Management uses comparable store sales to assess the operating performance of the Company's stores and believes the metric is useful to investors because our overall results are dependent upon the results of our stores. Comparable sales measures vary across the retail industry. Therefore, our comparable store sales calculation is not necessarily comparable to similarly titled measures reported by other companies.

Analysis of Results of Operations

Summary of Operating Income				Percent Change
(thousands)		2025	2024	2025/2024
Sales	$	1,195,334 $	1,276,789	(6.4)%
Cost of sales, including occupancy costs		777,689	824,686	(5.7)
Gross profit		417,645	452,103	(7.6)
Operating, selling, general and administrative expenses		405,080	380,678	6.4
Operating income	$	12,565 $	71,425	(82.4)%

We have elected to omit discussion on the earliest of the three years covered by the consolidated financial statements presented. The discussion of our fiscal 2024 performance compared to our fiscal 2023 performance and our financial condition as of March 30, 2024 is incorporated herein by reference to Part I, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations" located in our Form 10-K for the fiscal year ended March 30, 2024, filed on May 28, 2024.

Sales

Sales include automotive undercar repair, tire replacement and tire related service sales, net of discounts, returns, etc., and revenue from the sale of warranty agreements and commissions earned from the delivery of tires. See Note 7 to the Company's consolidated financial statements for additional information. We use comparable store sales to evaluate the performance of our existing stores by measuring the change in sales for a period over the comparable, prior-year period. There were 361 selling days in 2025 and 368 selling days in 2024.

Sales growth – from both comparable store sales and new stores – represents an important driver of our long-term profitability. We expect that comparable store sales growth will significantly impact our total sales growth. We believe that our ability to successfully differentiate our guests' experience through a careful combination of merchandise assortment, price strategy, convenience, and other factors will, over the long-term, drive both increasing guest traffic and the average ticket amount spent.

Sales				
(thousands)		2025		2024
Sales	$	1,195,334	$	1,276,789
Dollar change compared to prior year	$	(81,455)		
Percentage change compared to prior year		(6.4) %		

The sales decrease was primarily due to a decrease in comparable store sales resulting from lower store traffic and fewer selling days. Although overall comparable sales were down for the year ended March 29, 2025, we returned to year-over-year comparable store sales growth during the fourth quarter, adjusted for selling days. The following table shows the primary drivers of the change in sales between 2025 and 2024.

Sales Percentage Change	2025
Sales change	(6.4) %
Primary drivers of change in sales	
Comparable stores sales [a]	(5.3) %
Closed store sales	(0.9) %
Franchise royalties	(0.2) %

(a) 5.3% decrease represents comparable store sales unadjusted for days. Comparable store sales decreased by 3.5 percent when adjusted for selling days.

An increase in battery sales and front end/shocks for the year ended March 29, 2025 partially offset the decrease in sales in other categories. Broad-based economic pressures impacting consumers partly led to lower demand in tires and our higher-margin service categories during 2025. We expect the economic environment to continue to impact our customers into fiscal 2026. The following table shows the primary drivers of the comparable store product category sales change for 2025 compared to 2024.

Comparable Store Product Category Sales Change (a)	2025	2024
Batteries	19 %	6 %
Front end/shocks	2 %	(8) %
Alignment	0 %	(4) %
Tires	(3) %	(4) %
Maintenance Service	(4) %	(2) %
Brakes	(8) %	(4) %

(a) The comparable store product category sales change are adjusted for selling days.

Sales by Product Category	2025	2024
Tires	47 %	47 %
Maintenance Service	28	28
Brakes	13	14
Steering [a]	9	8
Batteries	2	2
Other	1	1
Total	100 %	100 %

(a) Steering product category includes front end/shocks and alignment product category sales.

Change in Number of Stores	2025
Beginning store count	1,288
Closed	(28)
Ending store count	1,260

Cost of Sales and Gross Profit

Gross Profit

(thousands)	2025	2024
Gross profit	$ 417,645	$ 452,103
Percentage of sales	34.9 %	35.4 %
Dollar change compared to prior year	$ (34,458)	
Percentage change compared to prior year	(7.6) %	

Gross profit, as a percentage of sales, decreased 50 basis points ("bps") in 2025 as compared to the prior year. Material costs increased, as a percentage of sales, due primarily to mix within tires and increased levels of self-funded promotions. Occupancy costs, as a percentage of sales, increased as we lost leverage on these largely fixed costs. Partially offsetting this was a decrease in technician labor costs, as a percentage of sales, due primarily to improvements in labor productivity and efficiency.

Gross Profit as a Percentage of Sales Change	2025
Gross profit change	(50)bps
Drivers of change in gross profit as a percentage of sales	
Retail material costs	(80)bps
Retail occupancy costs	(50)bps
Technician labor costs	80 bps

Operating, Selling, General and Administrative Expenses

Operating, Selling, General and Administrative Expenses

(thousands)		2025			2024
Operating, Selling, General and Administrative Expenses	$	405,080	$		380,678
Percentage of sales		33.9 %			29.8 %
Dollar change compared to prior year	$	24,402			
Percentage change compared to prior year		6.4 %			

The increase of $24.4 million in operating, selling, general and administrative ("OSG&A") expenses from the prior year is primarily due to an increase of $22.4 million in store impairment charges related to certain owned and leased assets. The following table shows the change in OSG&A expenses for 2025 compared to 2024.

OSG&A Expenses Change

(thousands)		2025
OSG&A expenses change	$	24,402
Drivers of change in OSG&A expenses		
Increase in store impairment charges	$	22,440
Increase in store advertising costs	$	3,516
Increase from comparable stores	$	3,361
Increase from transition costs related to back-office optimization	$	1,027
Increase in store closing costs	$	995
Increase in litigation reserve	$	650
Increase from management restructuring/transition costs	$	568
Increase from new stores	$	95
Decrease from other non-recurring costs, net	$	(309)
Decrease from costs related to shareholder matters	$	(1,355)
Decrease from net gain on sale of corporate headquarters	$	(2,842)
Decrease from closed stores	$	(3,744)

Other Performance Factors

Net Interest Expense

Net interest expense of $18.9 million for 2025 decreased $1.1 million as compared to the prior year and remained at 1.6 percent as a percentage of sales. Weighted average debt outstanding for 2025 decreased by approximately $47 million as compared to 2024. This decrease is primarily related to lower finance lease debt related to our stores as well as lower debt outstanding under the Credit Facility. The weighted average interest rate increased approximately 20 basis points from the prior year due primarily to an increase in the Credit Facility's floating borrowing rate.

Provision for Income Taxes

Our effective income tax rate was 12.4 percent for 2025 compared to 27.6 percent for 2024. The change in the effective tax rate for 2025 is primarily related to an increase in valuation allowances as well as the impact from other adjustments, none of which are significant, on the change in pre-tax (loss) income. See Note 8 to the Company's consolidated financial statements for additional information.

Non-GAAP Financial Measures

In addition to reporting net income and diluted EPS, which are GAAP measures, this Form 10-K includes adjusted net income and adjusted diluted EPS, which are non-GAAP financial measures. We have included reconciliations to adjusted net income and adjusted diluted EPS from our most directly comparable GAAP measures, net income, and diluted EPS, below. Management views these non-GAAP financial measures as indicators to better assess comparability between periods because management believes these non-GAAP financial measures reflect our core business operations while excluding certain items that are not part of our core operations, such as store impairment charges, transition costs related to back-office optimization, management restructuring/transition costs, store closing costs, litigation reserve costs, costs related to shareholder matters from our equity capital structure recapitalization, net loss on subsequent inventory adjustment related to the prior year sale of wholesale tire and distribution assets, and a gain on sale of corporate headquarters net of closing and relocation costs.

These non-GAAP financial measures are not intended to represent, and should not be considered more meaningful than, or as an alternative to, their most directly comparable GAAP measures. These non-GAAP financial measures may be different from similarly titled non-GAAP financial measures used by other companies.

Adjusted net income is summarized as follows:

Reconciliation of Adjusted Net Income

(thousands)		2025		2024
Net (loss) income	$	(5,182)	$	37,571
Store impairment charges		24,355		1,915
Transition costs related to back-office optimization		2,263		1,236
Management restructuring/transition costs [a]		1,778		1,210
Store closing costs		1,203		208
Litigation reserve		650		—
Net loss on sale of wholesale tire and distribution assets [b]		—		304
Acquisition due diligence and integration costs		—		5
Costs related to shareholder matters		—		1,355
Net gain on sale of corporate headquarters [c]		(2,508)		334
Provision for income taxes on pre-tax adjustments		(6,935)		(1,740)
Adjusted net income	$	15,624	$	42,398

(a)   Costs incurred in connection with restructuring and elimination of certain management positions.
(b)   Amount includes a loss on subsequent inventory adjustments related to the prior year sale of wholesale tire and distribution assets.
(c)   Amounts include the gain on sale of the corporate headquarters building net of associated closing and relocation costs.

Adjusted diluted EPS is summarized as follows:

Reconciliation of Adjusted Diluted EPS

		2025		2024
Diluted EPS	$	(0.22)	$	1.18
Store impairment charges		0.61		0.04
Transition costs related to back-office optimization		0.06		0.03
Management restructuring/transition costs		0.04		0.03
Store closing costs [a]		0.03		0.00
Litigation reserve		0.02		—
Net loss on sale of wholesale tire and distribution assets		—		0.01
Acquisition due diligence and integration costs [a]		—		0.00
Costs related to shareholder matters		—		0.03
Net gain on sale of corporate headquarters		(0.06)		0.01
Adjusted diluted EPS	$	0.48	$	1.33

(a)   Amounts, in the periods presented, may be too minor in amount, net of the impact from income taxes, to have an impact on the calculation of adjusted diluted EPS.

The other adjustments to diluted EPS reflect adjusted effective tax rates of 25.0 percent and 26.5 percent for 2025 and 2024, respectively. This represents the tax effect of non-GAAP adjustments calculated at an estimated blended statutory tax rate. See adjustments from the Reconciliation of Adjusted Net Income table above for pre-tax amounts.

Analysis of Financial Condition

Liquidity and Capital Resources

Capital Allocation

We expect to continue to generate positive operating cash flow as we have done in each of the last three fiscal years. We believe the cash we generate from our operations will allow us to continue to support business operations, pay down debt and return cash to our shareholders through our dividend program.

In addition, because we believe a portion of our future expenditures will be to fund our growth, through acquisition of retail stores and/or opening greenfield stores, we continually evaluate our cash needs and may decide it is best to fund the growth of our business through borrowings on our Credit Facility. Conversely, we may also periodically determine that it is in our best interests to voluntarily repay certain indebtedness early.

Dividends

We declared dividends of $1.12 per share totaling $34.9 million in 2025 and $35.5 million in 2024.

Share Repurchases

We returned $44.5 million to shareholders through share repurchases during fiscal 2024, inclusive of excise tax of $0.4 million. The excise tax is assessed at one percent of the fair market value of net stock repurchases after December 31, 2022. We did not repurchase any shares during fiscal 2025. For details regarding our share repurchase program, see Part II, Item 5, "Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" of this report and Note 16 to our consolidated financial statements.

Working Capital Management

As of March 29, 2025, we had a working capital deficit of $246.9 million, an increase from $201.9 million as of March 30, 2024. The overall working capital deficit is a result of our supply chain finance program. We have agreed to contractual payment terms and conditions with our suppliers. As part of our working capital management, we facilitate a voluntary supply chain finance program to provide our suppliers with the opportunity to sell receivables due from Monro to a participating financial institution subject to the independent discretion of both the supplier and participating financial institution. For details regarding our supplier finance program, see Note 15 to our consolidated financial statements.

Future Cash Requirements

We enter into contractual obligations in the ordinary course of business that may require future cash payments. Such obligations include, but are not limited to, debt service and leasing arrangements. The timing and nature of these obligations are expected to have an impact on our liquidity and capital requirements in future periods.

Contractual Obligations

Commitments as of March 29, 2025 Due by Period		Total	Within 1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
(thousands)						
Principal payments on long-term debt	$	61,250 $	— $	61,250 $	— $	—
Finance lease commitments/financing obligations [a]		314,872	50,141	91,451	65,607	107,673
Operating lease commitments [a]		241,890	47,696	81,234	50,418	62,542
Total	$	618,012 $	97,837 $	233,935 $	116,025 $	170,215

(a) Finance and operating lease commitments represent future undiscounted lease payments and include $58.5 million and $34.9 million, respectively, related to options to extend lease terms that are reasonably certain of being exercised.

Sources and Conditions of Liquidity

Our sources to fund our material cash requirements are predominantly cash from operations, availability under our Credit Facility, and cash and equivalents on hand.

Summary of Cash Flows

The following table presents a summary of our cash flows from operating, investing, and financing activities.

Summary of Cash Flows				
(thousands)		2025		2024
Cash provided by operating activities	$	131,912	$	125,196
Cash used for investing activities		(1,231)		(1,956)
Cash used for financing activities		(116,480)		(121,563)
Increase in cash and equivalents		14,201		1,677
Cash and equivalents at beginning of period		6,561		4,884
Cash and equivalents at end of period	$	20,762	$	6,561

Cash provided by operating activities

For 2025, cash provided by operating activities was $131.9 million, which consisted of net loss of $5.2 million, adjusted by non-cash charges of $93.8 million and by a change in operating assets and liabilities of $43.3 million. The non-cash charges included $69.4 million of depreciation and amortization and $24.4 million of long-lived asset impairment charges. The change in operating assets and liabilities was largely due to an increase in accounts payable of $70.7 million, partially offset by an increase in our inventory balance of $27.0 million.

For 2024, cash provided by operating activities was $125.2 million, which consisted of net income of $37.6 million, adjusted by non-cash charges of $86.3 million and by a change in operating assets and liabilities of $1.4 million. The non-cash charges were largely driven by $72.2 million of depreciation and amortization. The change in operating assets and liabilities was largely due to an increase in accrued expenses of $14.9 million, primarily related to timing of payroll and insurance payments. This source of cash was offset by our accounts payable and inventory balances being a use of cash of $9.8 million and $6.4 million, respectively.

Cash used for investing activities

For 2025, cash used for investing activities was $1.2 million. This was primarily due to cash used for capital expenditures, including property and equipment, of $26.4 million, offset by subsequent proceeds from the sale of our wholesale tire locations and distribution assets and from other property and equipment, including the proceeds related to the sale of our corporate headquarters, for $12.0 million and $13.1 million, respectively.

For 2024, cash used for investing activities was $2.0 million. This was primarily due to cash used for capital expenditures, including property and equipment of $25.5 million, offset by subsequent proceeds from the sale of our wholesale tire locations and distributions assets and from other property and equipment for $20.6 million and $2.9 million, respectively.

Cash used for financing activities

For 2025, cash used for financing activities was $116.5 million which was primarily due to payment on our Credit Facility, net of amounts borrowed during the period, of $40.8 million, as well as payment of finance lease principal and dividends of $39.8 million and $34.9 million, respectively.

For 2024, cash used for financing activities was $121.6 million which was primarily due to payment of finance lease principal and dividends of $39.0 million and $35.5 million, respectively, as well as payment on our Credit Facility, net of amounts borrowed during the period, of $3.0 million. Also, we used $44.0 million to repurchase common stock during 2024.

Credit Facility

Interest only is payable monthly throughout the term of our Credit Facility. The current borrowing capacity for the Credit Facility is $500 million and includes an accordion feature permitting us to request an increase in availability of up to an additional $250 million. The Credit Facility initially bore interest at 75 to 200 basis points over the London Interbank Offered Rate ("LIBOR") (or replacement index) or at the prime rate, depending on the type of borrowing and the rates then in effect.

On June 11, 2020, we entered into a First Amendment to the Credit Facility (the "First Amendment"), which, among other things, amended the terms of certain of the financial and restrictive covenants in the credit agreement through the first quarter of 2022 to provide us with additional flexibility to operate our business. The First Amendment amended the interest rate charged on borrowings to be based on the greater of adjusted one-month LIBOR or 0.75 percent. For the period from June 30, 2020 to June 30, 2021, the minimum interest rate spread charged on borrowings was 225 basis points over LIBOR.

Additionally, during the same period, we were permitted to declare, make, or pay any dividend or distribution up to $38.5 million in the aggregate and the acquisition of stores or other businesses up to $100 million in the aggregate were permitted if we are in compliance with the financial covenants and other restrictions in the First Amendment and Credit Facility. The Credit Facility requires fees payable quarterly throughout the term between 0.125 percent and 0.35 percent of the amount of the average net availability under the Credit Facility during the preceding quarter.

On October 5, 2021, we entered into a Second Amendment to the Credit Facility (the "Second Amendment"). The Second Amendment amended the interest rate charged on borrowings to be based on the greater of adjusted one-month LIBOR or 0.00 percent. In addition, the Second Amendment updated certain provisions regarding a successor interest rate to LIBOR.

On November 10, 2022, we entered into a Third Amendment to the Credit Facility (the "Third Amendment"). The Third Amendment, among other things, extended the term of the Credit Facility to November 10, 2027 and amended certain of the financial terms in the Credit Agreement, as amended by the Second Amendment. The Third Amendment amended the interest rate charged on borrowings to be based on 0.10 percent over the Secured Overnight Financing Rate ("SOFR"), replacing the previously used LIBOR. In addition, one additional bank was added to the bank syndicate for a total of nine banks now within the syndicate.

On May 23, 2024, we entered into a Fourth Amendment to the Credit Facility (the "Fourth Amendment"). The Fourth Amendment, among other things, amended the terms of certain of the financial and restrictive covenants in the Credit Agreement, to provide us with additional flexibility to operate our business from the first quarter of fiscal 2025 through the fourth quarter of fiscal 2026 ("the Covenant Relief Period"). We may voluntarily exit the Covenant Relief Period at any time, which would revert the terms of the Credit Facility to the terms existing before the Fourth Amendment, with the exception of the modified definition of "EBITDAR," described below.

During the Covenant Relief Period, the minimum interest coverage ratio was reduced from 1.55x to 1.00x to: (a) 1.25x to 1.00x from the first quarter of fiscal 2025 through the first quarter of fiscal 2026; (b) 1.35x to 1.00x from the second quarter of fiscal 2026 through the fourth quarter of fiscal 2026; and (c) 1.55x to 1.00x for the first quarter of fiscal 2027 and thereafter. During the Covenant Relief Period, the maximum ratio of adjusted debt to EBITDAR remained at 4.75x to 1.00x, except that, if we completed a qualified acquisition during the Covenant Relief Period, the maximum ratio would increase to 5.00x to 1.00x for a certain 12-month period after the qualified acquisition. In addition, the Fourth Amendment modified the definition of "EBITDAR" to permit add-backs relating to expenses, and restrict add-backs related to gains, associated with store closures of (a) all non-cash items and (b) cash items up to 20% of EBITDA from the first quarter of fiscal 2025 through the fourth quarter of fiscal 2026 and up to 15% of EBITDA from the first quarter of fiscal 2027 and thereafter. During the Covenant Relief Period, the interest rate spread charged on borrowings increased by 25 basis points. During the Covenant Relief Period, the restrictions on our ability to declare dividends were modified to reduce the cushion inside the threshold required for us to be able to declare dividends without restriction from 0.50x to 0.25x. In addition, during the Covenant Relief Period, we were required to have minimum liquidity of at least $400 million to declare dividends. We were prohibited from repurchasing our securities during the Covenant Relief Period if there were outstanding amounts under the Credit Facility immediately before or after giving effect to the repurchase. During the Covenant Relief Period, we were permitted to acquire stores or other businesses as long as we had minimum liquidity of at least $400 million after completing the acquisition.

Within the Credit Facility, we have a sub-facility of $80 million available for the purpose of issuing standby letters of credit. The sub-facility requires fees aggregating 87.5 to 212.5 basis points annually of the face amount of each standby letter of credit, payable quarterly in arrears. There was a $30.1 million outstanding letter of credit at March 29, 2025.

Mortgages and specific lease financing arrangements with other parties (with certain limitations) are permitted under the Credit Facility. Other specific terms and the maintenance of specified ratios are generally consistent with our prior financing agreement. Additionally, the Credit Facility is not secured by our real property, although we have agreed not to encumber our real property, with certain permissible exceptions.

We were in compliance with all debt covenants at March 29, 2025.

On May 23, 2025, we entered into the Fifth Amendment to our Credit Facility. The Fifth Amendment amends the terms of certain of the financial and restrictive covenants in the Credit Facility to provide us with additional flexibility to operate our business from the first quarter of fiscal 2026 through the first quarter of fiscal 2027 (the "Extended Covenant Relief Period"). We may voluntarily exit the Extended Covenant Relief Period at any time, which would revert the terms of the Credit Facility to the terms existing before the Fourth Amendment, with the exception of the modified definition of "EBITDAR," described below.

During the Extended Covenant Relief Period, the minimum interest coverage ratio will be reduced from 1.55x to 1.00x to: (a) 1.15x to 1.00x from the first quarter of fiscal 2026 through the third quarter of fiscal 2026; (b) 1.25x to 1.00x from the fourth quarter of fiscal

2026 through the first quarter of fiscal 2027; and (c) 1.55x to 1.00x for the second quarter of fiscal 2027 and thereafter. During the Extended Covenant Relief Period, the maximum ratio of adjusted debt to EBITDAR remains at 4.75x to 1.00x, except that, if we completed a qualified acquisition during the Extended Covenant Relief Period, the maximum ratio would increase to 5.00x to 1.00x for a certain 12-month period after the qualified acquisition. In addition to the Fourth Amendment modifications, the Fifth Amendment further modifies the definition of "EBITDAR" to permit add-backs relating to non-cash impairment and other expenses, with the restriction for add-backs of certain cash expense items up to 20% of EBITDA from the first quarter of fiscal 2026 through the fourth quarter of fiscal 2026 and up to 15% of EBITDA from the first quarter of fiscal 2027 and thereafter.

During the Extended Covenant Relief Period, the interest rate spread charged on borrowings is 225 basis points.

During the Extended Covenant Relief Period, the restrictions on our ability to declare dividends were modified to reduce the cushion inside the threshold required for us to be able to declare dividends without restriction from 0.50x to 0.25x. In addition, during the Extended Covenant Relief Period, we must have minimum liquidity of at least $300 million to declare dividends. We are prohibited from repurchasing our securities during the Extended Covenant Relief Period if there are outstanding amounts under the Credit Facility immediately before or after giving effect to the repurchase. During the Extended Covenant Relief Period, we may acquire stores or other businesses as long as we have minimum liquidity of at least $300 million after completing the acquisition.

In addition, the Fifth Amendment permanently reduces the Credit Facility from $600 million to $500 million.

Except as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment and Fifth Amendment, the remaining terms of the Credit Facility remain in full force and effect.

As of May 16, 2025, we had approximately $5.2 million in cash on hand. In addition, we had $499.9 million available under the Credit Facility as of May 16, 2025, subject to compliance with our covenants.

We believe that our sources of liquidity, namely cash flow from operations, availability under our Credit Facility, and cash and equivalents on hand, will continue to be adequate to meet our contractual obligations, working capital and capital expenditure needs, finance acquisitions, fund debt maturities, and pay dividends for at least the next 12 months and the foreseeable future.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires us to make estimates and apply judgments that affect the reported amounts. In Note 1 to the Company's consolidated financial statements, we describe the significant accounting policies used in preparing the consolidated financial statements. Our management believes that the accounting estimates listed below are those that are most critical to the portrayal of our financial condition and results of operations, and that require management's most difficult, subjective, and complex judgments in estimating the effect of inherent uncertainties.

Valuation of Long-Lived Assets

We assess potential impairments to our long-lived assets, which include property and equipment and Right of Use ("ROU") assets, whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. Long-lived assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. The carrying value of an asset group is considered impaired when its carrying value exceeds its estimated undiscounted future cash flows. The amount of any impairment loss recorded is calculated as the excess of the asset group's carrying value over its fair value. Fair value of the assets is determined based on the highest and best use of the asset group, considering external market participant assumptions. During the fourth quarter, we consider changes in the actual and forecasted financial performance of certain asset groups and we have determined such events indicated that a triggering event occurred for certain asset groups. We assessed the recoverability of certain asset groups through the use of an undiscounted cash flow model, which involved significant judgement in a number of assumptions including projected revenues and operating income. We assessed the fair value of certain asset groups through the use of a discounted cash flow model, which involved significant judgement in a number of assumptions, including projected revenues, operating income, comparable market rents, and estimated selling price of owned stores. Such indicators may include, among others: a significant decline in our expected future cash flows; changes in expected useful life; unanticipated competition; slower growth rates, ongoing maintenance and improvements of the assets, or changes in operating performance. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

Valuation of Goodwill

We assess potential impairment to our goodwill on an annual basis. Goodwill is also tested whenever events and circumstances indicate that goodwill may be impaired. Any excess goodwill resulting from the impairment test must be written off in the period of determination. When a triggering event occurs, we perform quantitative analysis for goodwill impairment testing and base the fair value of our reporting unit on consideration of various valuation methodologies, including projecting future cash flows discounted at rates commensurate with the risks involved ("DCF"). The forecasted cash flows are based on current plans and for years beyond that plan, the estimates are based on assumed growth rates. The calculation of fair value is based on estimates including revenue projections, terminal values, EBITDA margin projections, estimated tax rates, estimated capital expenditures, estimated working capital, guideline public company revenue and EBITDA multiples, guideline transaction revenue multiples, market participation acquisition premiums and discount rate. We believe that our assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rate, which is intended to reflect the risks inherent in future cash flow projections, used in a DCF are based on estimates of the weighted-average cost of capital of a market participant. Such estimates are derived from our analysis of peer companies and consider the industry weighted average return on debt and equity from a market participant perspective. Any adverse change in these factors could determine goodwill impairment and could have a material impact on our consolidated financial statements.

Insurance Reserves

We maintain a high retention deductible plan with respect to workers' compensation and general liability insurance claims (except for in Ohio in which we are self-insured) and are otherwise self-insured for employee medical insurance claims. To reduce our risk and better manage our overall loss exposure, we purchase stop-loss insurance that covers individual claims more than the deductible amounts, and caps total losses in a fiscal year. We maintain an accrual for the estimated cost to settle open claims as well as an estimate of the cost of claims that have been incurred but not reported. These estimates take into consideration the historical average claim volume, the average cost for settled claims, current trends in claim costs, changes in our business and workforce, and general economic factors. These accruals are reviewed on a quarterly basis. For more complex reserve calculations, such as workers' compensation, we periodically use the services of an actuary to assist in determining the required reserve for open claims.

Income Taxes

We estimate our provision for income taxes, deferred tax assets and liabilities, income taxes payable, and unrecognized tax benefit liabilities based on several factors including, but not limited to, historical pre-tax operating income, future estimates of pre-tax operating income, tax planning strategies, differences between tax laws and accounting rules of various items of income and expense, statutory tax rates and credits, uncertain tax positions, and valuation allowances.

We record deferred tax assets and liabilities based upon the expected future tax outcome of differences between tax laws and accounting rules of various items of income and expense recognized in our results of operations using enacted tax rates in effect for the year in which the future tax outcome is expected. We evaluate our ability to realize the tax benefits associated with deferred tax assets and establish valuation allowances when we believe it is more likely than not that some portion of our deferred tax assets will not be realized.

We measure and recognize the tax benefit from an uncertain tax position taken or expected to be taken on an income tax return based on the largest benefit that we determine is more likely than not of being realized upon settlement. We use significant judgment and estimates in evaluating our tax positions. Due to the complexity of some of these uncertain tax positions, the ultimate resolution may result in an actual tax liability that differs from our estimated tax liabilities for unrecognized tax benefits and our effective tax rate may be materially impacted. Income taxes are described further in Note 8 of the Company's consolidated financial statements.

Accounting Standards

See "Recent Accounting Pronouncements" in Note 1 to the Company's consolidated financial statements for a discussion of the impact of recently issued accounting standards on our consolidated financial statements as of March 29, 2025 and for the year then ended, as well as the expected impact on the consolidated financial statements for future periods.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risk from potential changes in interest rates. As of March 29, 2025, excluding finance leases and financing obligations, we had no debt financing at fixed interest rates, for which the fair value would be affected by changes in market interest rates. Our cash flow exposure on floating rate debt would result in annual interest expense fluctuations of approximately $0.6 million, based upon our debt position as of March 29, 2025, given a change in SOFR of 100 basis points. Debt financing had a carrying amount and a fair value of $61.3 million as of March 29, 2025, as compared to a carrying amount and a fair value of $102.0 million as of March 30, 2024.

Item 8. *Financial Statements and Supplementary Data*

Report on Management's Assessment of Internal Control Over Financial Reporting

Management of Monro, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 29, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on our assessment, management determined that the Company maintained effective internal control over financial reporting as of March 29, 2025.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, is appointed by the Company's Audit Committee. PricewaterhouseCoopers LLP has audited the consolidated financial statements included in this Annual Report on Form 10-K and the effectiveness of the Company's internal control over financial reporting as of March 29, 2025, and as a part of their integrated audit, has issued their report, included herein, on the effectiveness of the Company's internal control over financial reporting.

/s/ Peter D. Fitzsimmons   /s/ Brian J. D'Ambrosia
Peter D. Fitzsimmons   Brian J. D'Ambrosia
Chief Executive Officer   Chief Financial Officer
(Principal Executive Officer)   (Principal Financial Officer)

May 28, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Monro, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Monro, Inc. and its subsidiaries (the "Company") as of March 29, 2025 and March 30, 2024, and the related consolidated statements of (loss) income and comprehensive (loss) income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended March 29, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of March 29, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 29, 2025 and March 30, 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 29, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 29, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Interim Goodwill Impairment Assessment

As described in Notes 1 and 5 to the consolidated financial statements, the Company's goodwill balance was $736 million as of March 29, 2025. The Company has one reporting unit which encompasses all operations. Management performs the annual goodwill impairment test as of October 1, or more frequently if impairment indicators exist. During the fourth quarter of 2025, the Company experienced a decline in market capitalization as a result of a decrease in stock price that was sustained throughout the quarter. Management viewed this as a triggering event and performed a quantitative analysis of the fair value of the Company's single reporting unit as of March 29, 2025. When performing the quantitative analysis for goodwill impairment testing, management bases the fair value on a discounted cash flow model. The calculation of fair value is based on estimates including revenue projections, terminal values, EBITDA margin projections, and discount rate, among others.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the revenue projections, certain terminal values, EBITDA margin projections, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the revenue projections, certain terminal values, EBITDA margin projections, and discount rate. Evaluating management's assumptions related to revenue projections and EBITDA margin projections involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of assumptions related to the discount rate and certain terminal values for the reporting unit.

Evaluation and Impairment of Long-Lived Assets for Certain Asset Groups

As described in Notes 1 and 4 to the consolidated financial statements, property and equipment, net, finance lease and financing obligation assets, net and operating lease assets, net were $259 million, $160 million and $182 million, respectively, as of March 29, 2025. During the year ended March 29, 2025, the Company recognized long-lived asset store impairment charges of $24 million. As disclosed by management, an assessment of potential impairment to long-lived assets is performed by management whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. The carrying value of an asset group is considered impaired when its carrying value exceeds its estimated undiscounted future cash flows. The amount of any impairment loss recorded is calculated as the excess of the asset group's carrying value over its fair value. During the fourth quarter, management considered changes in the actual and forecasted financial performance of certain asset groups and determined that a triggering event occurred for certain asset groups. Management assessed the recoverability of certain asset groups through the use of an undiscounted cash flow model, which involved significant judgment in a number of assumptions, including projected revenues and operating income. Management assessed the fair value of certain asset groups through the use of a discounted cash flow model, which involved significant judgment in a number of assumptions, including projected revenues, operating income, comparable market rents, and estimated selling price of owned stores.

The principal considerations for our determination that performing procedures relating to the evaluation and impairment of long-lived assets for certain asset groups is a critical audit matter are (i) the significant judgment by management when developing the undiscounted future cash flows attributable to certain asset groups and when developing the fair value estimates of certain asset groups for impairment and ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to projected revenues and operating income when developing the undiscounted future cash flows and comparable market rents and the estimated selling price of owned stores when developing the fair value estimates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of long-lived assets for impairment, including controls over the recoverability test and valuation of certain asset groups. These procedures also included, among others (i) testing management's process for developing the estimates of recoverability for certain asset groups and the fair value estimates of certain asset groups for impairment; (ii) evaluating the appropriateness of the models used by management in the recoverability test and in estimating the fair value of certain asset groups; (iii) testing the completeness and accuracy of underlying data used in the models; and (iv) evaluating the reasonableness of the significant assumptions used by management related to projected revenues and operating income when developing the undiscounted future cash flows and comparable market rents and the estimated selling price of owned stores when developing the fair value estimates. Evaluating management's assumptions related to projected revenues and operating income involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of certain asset groups; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Evaluating management's assumptions related to comparable market rents and the estimated selling price of owned stores involved evaluating whether the assumptions used by management were reasonable considering the consistency with external market and industry data.

/s/ PricewaterhouseCoopers LLP

Fairport, New York
May 28, 2025

We have served as the Company's auditor since at least 1984. We have not been able to determine the specific year we began serving as auditor of the Company.

Consolidated Balance Sheets

(thousands, except footnotes)		March 29, 2025		March 30, 2024
Assets				
Current assets				
Cash and equivalents	$	20,762	$	6,561
Accounts receivable		11,752		11,738
Federal and state income taxes receivable		3,992		—
Inventory		181,467		154,085
Other current assets		59,426		80,905
Total current assets		277,399		253,289
Property and equipment, net		258,949		280,154
Finance lease and financing obligation assets, net		159,794		180,803
Operating lease assets, net		181,587		202,718
Goodwill		736,435		736,435
Intangible assets, net		10,390		13,298
Assets held for sale		—		6,961
Other non-current assets		17,269		19,156
Total assets	$	1,641,823	$	1,692,814
Liabilities and shareholders' equity				
Current liabilities				
Current portion of finance leases and financing obligations	$	39,739	$	38,233
Current portion of operating lease liabilities		40,061		39,442
Accounts payable		322,642		251,940
Accrued payroll, payroll taxes and other payroll benefits		23,599		21,205
Accrued insurance		52,822		55,547
Deferred revenue		14,696		15,155
Other current liabilities		30,731		33,634
Total current liabilities		524,290		455,156
Long-term debt		61,250		102,000
Long-term finance leases and financing obligations		220,783		249,484
Long-term operating lease liabilities		167,523		181,852
Long-term deferred income tax liabilities		37,111		36,962
Other long-term liabilities		10,105		10,585
Total liabilities		1,021,062		1,036,039
Commitments and contingencies – Note 14				
Shareholders' equity				
Class C convertible preferred stock		29		29
Common stock		401		400
Treasury stock		(250,111)		(250,115)
Additional paid-in capital		258,804		254,484
Accumulated other comprehensive loss		(3,421)		(3,451)
Retained earnings		615,059		655,428
Total shareholders' equity		620,761		656,775
Total liabilities and shareholders' equity	$	1,641,823	$	1,692,814

Class C convertible preferred stock Authorized 150,000 shares, $1.50 par value, one preferred stock share to 61.275 common stock shares conversion value as of March 29, 2025 and March 30, 2024: 19,664 shares issued and outstanding

Common stock Authorized 65,000,000 shares, $0.01 par value; 40,067,600 shares issued as of March 29, 2025 and 40,017,264 shares issued as of March 30, 2024

Treasury stock 10,104,688 shares as of March 29, 2025 and March 30, 2024, at cost

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(thousands, except per share data)		2025		2024		2023
Sales	$	1,195,334	$	1,276,789	$	1,325,382
Cost of sales, including occupancy costs		777,689		824,686		869,207
Gross profit		417,645		452,103		456,175
Operating, selling, general and administrative expenses		405,080		380,678		376,425
Operating income		12,565		71,425		79,750
Interest expense, net of interest income		18,924		20,005		23,176
Other income, net		(446)		(460)		(593)
(Loss) income before income taxes		(5,913)		51,880		57,167
(Benefit from) provision for income taxes		(731)		14,309		18,119
Net (loss) income	$	(5,182)	$	37,571	$	39,048
Other comprehensive income						
Changes in pension, net		30		664		379
Other comprehensive income		30		664		379
Comprehensive (loss) income	$	(5,152)	$	38,235	$	39,427
(Loss) earnings per share						
Basic	$	(0.22)	$	1.18	$	1.20
Diluted	$	(0.22)	$	1.18	$	1.20
Weighted average common shares outstanding						
Basic		29,937		30,903		32,144
Diluted		29,937		31,894		32,653

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

(thousands)	Class C Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at March 26, 2022	20	$ 29	39,907	$ 399	6,360	$ (108,729)	$ 244,577	$ (4,494)	$ 651,124	$ 782,906
Net income									39,048	39,048
Other comprehensive income										
Pension liability adjustment								379		379
Dividends declared										
Preferred									(515)	(515)
Common									(35,889)	(35,889)
Dividend payable									(214)	(214)
Repurchase of stock					2,201	(96,919)				(96,919)
Stock options and restricted stock			59	1			474			475
Share-based compensation							5,651			5,651
Balance at March 25, 2023	20	$ 29	39,966	$ 400	8,561	$ (205,648)	$ 250,702	$ (4,115)	$ 653,554	$ 694,922
Net income									37,571	37,571
Other comprehensive income										
Pension liability adjustment								664		664
Dividends declared										
Preferred									(1,141)	(1,141)
Common									(34,364)	(34,364)
Dividend payable									(192)	(192)
Repurchase of stock [(a)]					1,544	(44,467)				(44,467)
Stock options and restricted stock			51				(526)			(526)
Share-based compensation							4,308			4,308
Balance at March 30, 2024	20	$ 29	40,017	$ 400	10,105	$ (250,115)	$ 254,484	$ (3,451)	$ 655,428	$ 656,775
Net loss									(5,182)	(5,182)
Other comprehensive income										
Pension liability adjustment								30		30
Dividends declared										
Preferred									(1,349)	(1,349)
Common									(33,533)	(33,533)
Dividend payable									(305)	(305)
Stock options and restricted stock			51	1		4	(393)			(388)
Share-based compensation							4,713			4,713
Balance at March 29, 2025	20	$ 29	40,068	$ 401	10,105	$ (250,111)	$ 258,804	$ (3,421)	$ 615,059	$ 620,761

(a) Inclusive of excise tax of $0.4 million for the year ended March 30, 2024. The excise tax is assessed at one percent of the fair value of net stock repurchased after December 31, 2022.

We declared $1.12 dividends per common share or equivalent for each of the years ended March 29, 2025, March 30, 2024 and March 25, 2023.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(thousands)		2025		2024		2023
Operating activities						
Net (loss) income	$	(5,182)	$	37,571	$	39,048
Adjustments to reconcile net (loss) income to cash provided by operating activities:						
Depreciation and amortization		69,372		72,204		77,037
Share-based compensation expense		4,713		4,308		5,651
Gain on disposal of assets		(4,810)		(1,187)		(4,668)
Gain on divestiture		—		—		(2,394)
Impairment of long-lived assets		24,355		1,915		982
Deferred income tax expense		138		9,031		4,242
Change in operating assets and liabilities (excluding acquisitions and divestitures)						
Accounts receivable		(14)		1,556		(2,483)
Inventory		(27,023)		(6,354)		(18,205)
Other current assets		9,649		(7,356)		(8,962)
Other non-current assets		39,845		46,028		36,841
Accounts payable		70,702		(9,784)		129,735
Accrued expenses		(5,417)		14,929		(2,651)
Federal and state income taxes payable		(4,587)		339		(2,380)
Other long-term liabilities		(39,829)		(38,004)		(36,777)
Cash provided by operating activities		131,912		125,196		215,016
Investing activities						
Capital expenditures		(26,362)		(25,480)		(38,990)
Acquisitions, net of cash acquired		—		—		(6,685)
Proceeds from divestiture		—		—		56,586
Deferred proceeds received from divestiture		11,995		20,596		8,671
Proceeds from the disposal of assets		13,136		2,953		7,220
Other		—		(25)		(256)
Cash (used for) provided by investing activities		(1,231)		(1,956)		26,546
Financing activities						
Principal payments on long-term debt, net borrowings		(40,750)		(3,000)		(71,466)
Principal payments on finance leases and financing obligations		(39,758)		(39,031)		(39,543)
Repurchase of stock		—		(44,044)		(96,919)
Excise tax on repurchase of stock paid		(420)		—		—
Exercise of stock options		—		17		733
Dividends paid		(34,882)		(35,505)		(36,404)
Deferred financing costs		(670)		—		(1,027)
Cash used for financing activities		(116,480)		(121,563)		(244,626)
Increase (decrease) in cash and equivalents		14,201		1,677		(3,064)
Cash and equivalents at beginning of period		6,561		4,884		7,948
Cash and equivalents at end of period	$	**20,762**	$	**6,561**	$	**4,884**
Supplemental information						
Interest paid, net	$	18,368	$	19,882	$	22,857
Income taxes paid, net		4,023		5,283		16,936
Leased assets obtained (reduced) in exchange for new (reduced) finance lease liabilities		16,458		(5,258)		(11,156)
Leased assets obtained in exchange for new operating lease liabilities		26,113		28,652		30,142

See accompanying Notes to Consolidated Financial Statements.

Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Description of business

Monro, Inc. and its direct and indirect subsidiaries (together, "Monro", the "Company", "we", "us", or "our"), are engaged principally in providing automotive undercar repair and tire replacement sales and tire related services in the United States. Monro had 1,260 Company-operated retail stores located in 32 states and 47 Car-X franchised locations as of March 29, 2025.

A certain number of our retail locations also service commercial customers. Our locations that serve commercial customers generally operate consistently with our other retail locations, except that the sales mix for these locations includes a higher number of commercial tires.

As of March 29, 2025, Monro had two retread facilities. The retread facilities re-manufacture tires through the replacement of tread on worn tires that are later sold to customers.

Monro's operations are organized and managed as one single segment designed to offer our customers replacement tires and tire related services, automotive undercar repair services as well as a broad range of routine maintenance services, primarily on passenger cars, light trucks and vans. We also provide other products and services for brakes; mufflers and exhaust systems; and steering, drive train, suspension and wheel alignment. The internal management financial reporting that is the basis for evaluation to assess performance and allocate resources by our chief operating decision maker consists of consolidated data that includes the results of our retail and commercial locations. As such, our one operating segment reflects how our operations are managed, how resources are allocated, how operating performance is evaluated by senior management, and the structure of our internal financial reporting.

Basis of Presentation

Principles of consolidation

The consolidated financial statements include the accounts of Monro, Inc. and its direct and indirect subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Management's use of estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with such principles requires the use of estimates by management during the reporting period. Actual results could differ from those estimates.

Fiscal year

We operate on a 52/53-week fiscal year ending on the last Saturday in March. Fiscal years 2025 and 2023 each contained 52 weeks and fiscal 2024 contained 53 weeks. Unless specifically indicated otherwise, any references to "2025" or "fiscal 2025," "2024" or "fiscal 2024," and "2023" or "fiscal 2023" relate to the years ended March 29, 2025, March 30, 2024, and March 25, 2023, respectively.

Reclassifications

Certain amounts in these consolidated financial statements have been reclassified to maintain comparability among the periods presented.

Recent accounting pronouncements

In September 2022, the Financial Accounting Standards Board ("FASB") issued new accounting guidance ASU 2022-04, *Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*, which requires buyers in a supplier finance program to disclose sufficient qualitative and quantitative information about the program to allow a reader of the financial statements to understand the program's nature, activity during the period, changes from period to period and the program's potential magnitude. We retrospectively adopted this guidance during the first quarter of fiscal 2024, other than the rollforward information disclosure, which we adopted prospectively in the fourth quarter of fiscal 2025. The adoption of this guidance did not have a material impact on our consolidated financial statements. See Note 15 for additional information.

In November 2023, the FASB issued new accounting guidance ASU 2023-07, *Segment Reporting (Topic 280)*, which requires expanding disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. See Note 18 for additional information.

In December 2023, the FASB issued new accounting guidance ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires income tax disclosure updates, primarily by requiring specific categories and greater disaggregation within the rate reconciliation and disaggregation of income taxes paid by jurisdiction. This guidance is effective for fiscal years beginning after December 15, 2024. We are required to adopt these disclosures for our annual period ending March 28, 2026, and believe that the adoption will result in additional disclosures with no material impacts to our consolidated financial statements.

In November 2024, the FASB issued new accounting guidance, ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization, and operating, selling, general and administrative expenses. The guidance is effective for annual reporting periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. We are currently evaluating the impact of adopting this guidance.

Other recent authoritative guidance issued by the FASB (including technical corrections to the Accounting Standards Codification ("ASC")) and the Securities and Exchange Commission ("SEC") did not or are not expected to have a material effect on our consolidated financial statements.

Summary of significant accounting policies

Cash and cash equivalents

Cash consists primarily of cash on hand and deposits with banks. Cash equivalents include highly liquid investments with an original maturity of three months or less from the time of purchase. Cash equivalents also include amounts due from third-party financial institutions for credit and debit card transactions. These receivables typically settle in three days or less.

Inventories

Our inventories, which consist of automotive parts and oil as well as tires, are valued at the lower of weighted average cost and net realizable value.

Property and equipment, net

Property and equipment, net is stated at historical cost less accumulated depreciation. Property and equipment are depreciated using the straight-line method over estimated useful lives. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease terms. When assets are disposed of, the resulting gain or loss is recognized in operating, selling, general and administrative ("OSG&A") expense on the Consolidated Statement of Income and Comprehensive Income. Expenditures for maintenance and repairs are expensed as incurred.

Estimated Useful Lives	Life (Years)
Buildings and improvements	5 - 39
Equipment, signage, and fixtures	3 - 15
Vehicles	5 - 10

Capitalized Internal Use Software Costs

We capitalize the cost of computer software developed or obtained for internal use. Capitalized computer software costs consist primarily of payroll-related and consulting costs incurred during the application development stage. The Company expenses costs related to preliminary project assessments, research and development, re-engineering, training and application maintenance as they are incurred. Capitalized software costs are amortized on a straight-line basis over an estimated life of three to 10 years. Property and equipment included capitalized computer software currently under development of approximately $6.3 million and $0.1 million as of March 29, 2025 and March 30, 2024, respectively.

Valuation of long-lived assets

We review for impairment to our long-lived assets, which include property and equipment and right-of-use ("ROU") assets, whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Long-lived assets are grouped at the store level and evaluated for impairment at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. If it is determined that the carrying amounts of such long-lived assets are not recoverable, the assets are written down to their estimated fair values. Fair value of the assets is determined based on the highest and best use of the asset group, considering external market participant assumptions.

During fiscal 2025, we evaluated certain stores having indicators of impairment based on operating performance. Based on the estimate of future recoverable cash flows, we recorded impairment charges in fiscal 2025 totaling $24.4 million. The impairment charges consisted of $8.8 million of operating lease ROU assets, $5.5 million of finance lease ROU assets and $10.1 million of leasehold improvements and equipment. Impairment charges of $1.9 million and $1.0 million were recorded during fiscal 2024 and fiscal 2023, respectively.

Leases

We determine if an arrangement is or contains a lease at inception. We record ROU assets and lease obligations for our finance and operating leases, which are initially based on the discounted future minimum lease payments over the term of the lease. As the rate implicit in our leases is not easily determinable, our applicable incremental borrowing rate is used in calculating the present value of the lease payments. We estimate our incremental borrowing rate considering the market rates of our outstanding borrowings and comparisons to comparable borrowings of similar terms.

Lease term is defined as the non-cancelable period of the lease plus any option to extend the lease when it is reasonably certain that it will be exercised. For leases with an initial term of 12 months or less, no ROU assets or lease obligations are recorded on the balance sheet, and we recognize short-term lease expense for these leases on a straight-line basis over the lease term.

Certain of our lease agreements include rental payments based on a percentage of retail sales over specified levels and others include rental payments adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. For most classes of underlying assets, we have elected to separate lease from non-lease components. We have elected to combine lease and non-lease components for certain classes of equipment. We generally sublease excess space to third parties.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in cost of sales, including occupancy costs ("cost of sales") or OSG&A expense. Amortization expense for finance leases is recognized on a straight-line basis over the lease term and is included in cost of sales or OSG&A expense. Interest expense for finance leases is recognized using the effective interest method, and is included in interest expense, net of interest income. Variable payments, short-term rentals and payments associated with non-lease components are expensed as incurred.

Goodwill and intangible assets

We have a history of growth through acquisitions. Assets and liabilities of acquired businesses are recorded at their estimated fair values as of the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The carrying value of goodwill is subject to an annual impairment test, which we perform in the third quarter of the fiscal year. Impairment tests may also be triggered by any significant events or changes in circumstances affecting our business.

We have one reporting unit which encompasses all operations including new acquisitions. In performing our annual goodwill impairment test, we perform a qualitative assessment to determine if it is more likely than not that the fair value is less than the carrying value of goodwill. The qualitative assessment includes a review of business changes, economic outlook, financial trends and forecasts, growth rates, industry data, market capitalization, and other relevant qualitative factors. If the qualitative factors indicate a potential impairment, we compare the fair value of our reporting unit to the carrying value of our reporting unit. If the fair value is less than its carrying value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. As a result of our annual qualitative assessment performed in the third quarter of 2025, we determined that it is not more likely than not that the fair value is less than the carrying value. No impairment was recorded in 2025, 2024 or 2023. See Note 5 for additional information on goodwill and intangible assets.

Our intangible assets primarily represent allocations of purchase price to identifiable intangible assets of acquired businesses and are amortized over their estimated useful lives. All intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that an impairment may exist. If such indicators are present, it is determined whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying values. Based on our review as of March 29, 2025, we concluded that the carrying values of our intangible assets were not impaired. No impairment was recorded in 2025, 2024 or 2023.

A deterioration of macroeconomic conditions may not only negatively impact the estimated operating cash flows used in our cash flow models but may also negatively impact other assumptions used in our analyses, including, but not limited to, the estimated cost of capital and/or discount rate. Additionally, we are required to ensure that assumptions used to determine fair value in our analyses are consistent with the assumptions a hypothetical marketplace participant would use. As a result, the cost of capital and/or discount rate used in our analyses may increase or decrease based on market conditions and trends, regardless of whether our actual cost of capital has changed. Therefore, we may recognize an impairment of an intangible asset or assets even though realized actual cash flows are approximately equal to or greater than our previously forecasted amounts.

Insurance reserves

We maintain a high retention deductible plan with respect to workers' compensation and general liability insurance claims (except for in Ohio in which we are self-insured) and are otherwise self-insured for employee medical claims. To reduce our risk and better manage our overall loss exposure, we purchase stop-loss insurance that covers individual claims more than the deductible amounts, and caps total losses in a fiscal year. We maintain an accrual for the estimated cost to settle open claims as well as an estimate of the cost of claims that have been incurred but not reported. These estimates take into consideration the historical average claim volume, the average cost for settled claims, current trends in claim costs, changes in our business and workforce, and general economic factors. These accruals are reviewed on a quarterly basis. For more complex reserve calculations, such as workers' compensation, we periodically use the services of an actuary to assist in determining the required reserve for open claims.

Warranty

We provide an accrual for estimated future warranty costs for parts that we install based upon the historical relationship of warranty costs to sales. See Note 7 for additional information on tire road hazard warranty agreements.

Comprehensive income

As it relates to Monro, comprehensive income is defined as net income as adjusted for pension liability adjustments and is reported net of related taxes in the Consolidated Statements of Income and Comprehensive Income and in the Consolidated Statements of Changes in Shareholders' Equity.

Income taxes

We account for income taxes pursuant to the asset and liability method which requires the recognition of deferred tax assets and liabilities related to the expected future tax consequences arising from temporary differences between the carrying amounts and tax bases of assets and liabilities based on enacted statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Any effects of changes in income tax rates or laws are included in income tax expense in the period of enactment. A valuation allowance is recognized if we determine it is more likely than not that all or a portion of a deferred tax asset will not be recognized. In making such determination, the Company considers all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent and expected future results of operation. Monro recognizes a tax benefit from an uncertain tax position in the financial statements only when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits and a consideration of the relevant taxing authority's administrative practices and precedents.

Treasury stock

Treasury stock is accounted for using the par value method.

Share-based compensation

We provide share-based compensation through non-qualified stock options, restricted stock awards, and restricted stock units. We measure compensation cost arising from the grant of share-based payments to an employee at fair value and recognize such cost in income over the period during which the employee is required to provide service in exchange for the award, usually the vesting period. The fair value of each option award is estimated on the date of grant primarily using the Black-Scholes option valuation model. The assumptions used to estimate fair value require judgment and are subject to change in the future due to factors such as employee exercise behavior, stock price trends, and changes to type or provisions of share-based awards. Any material change in one or more of these assumptions could have an impact on the estimated fair value of a future award.

Black-Scholes Valuation Model Assumptions

(weighted average)	2025	2024	2023
Risk-free interest rate [a]	5.04 %	4.22 %	2.85 %
Expected term (years) [b]	4	4	4
Expected volatility [c]	35.28 %	40.60 %	38.70 %
Dividend yield [d]	4.16 %	3.07 %	2.33 %

(a) Risk-free interest rates are yields for zero coupon U.S. Treasury notes maturing approximately at the end of the expected option term.
(b) Expected term is based on historical exercise behavior and on the terms and conditions of the stock option award.
(c) Expected volatility is based on a combination of historical volatility, using Monro stock prices over a period equal to the expected term, and implied market volatility.
(d) Dividend yield is based on historical dividend experience and expected future changes, if any.

The fair value of restricted stock awards and restricted stock units (collectively "restricted stock") is determined based on the stock price at the date of grant.

We are required to estimate forfeitures and only record compensation costs for those awards that are expected to vest. The assumptions for forfeitures were determined based on type of award and historical experience. Forfeiture assumptions are adjusted at the point in time a significant change is identified, with any adjustment recorded in the period of change, and the final adjustment at the end of the requisite service period to equal actual forfeitures.

We recognize compensation expense related to stock options and restricted stock using the straight-line approach. Option awards and restricted stock generally vest equally over the service period established in the award, typically three years or four years.

Earnings (loss) per common share

Basic earnings (loss) per common share amounts are calculated by dividing income available to common shareholders, after deducting preferred stock dividends, by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per common share amounts are calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding adjusted to give effect to potentially dilutive securities.

Diluted earnings (loss) per share includes the potential dilutive effect of common stock equivalents as if such securities were converted or exercised during the period when the effect is dilutive. Because the impact of these items is generally anti-dilutive during periods of net loss, there is no difference between basic and diluted loss per common share for periods with net losses.

Advertising

The cost of advertising is generally expensed at the first time the advertising takes place, except for direct response advertising which is capitalized and amortized over its expected period of future benefit.

Direct response advertising consists primarily of coupons for Monro's services. The capitalized costs of this advertising are amortized over the period of the coupon's validity, which is typically two months.

Vendor rebates

We receive vendor support in the form of allowances through a variety of vendor-sponsored programs, such as volume rebates, promotions, and advertising allowances, referred to as "vendor rebates". Vendor rebates are primarily recorded as a reduction of cost of sales.

We establish a receivable for vendor rebates that are earned but not yet received. Based on purchase data and the terms of the applicable vendor-sponsored programs, we estimate the amount earned. Most of the year-end vendor rebates receivable is collected within the following first quarter. See Note 3 for additional information.

Working capital management

As part of our ongoing efforts to manage our working capital and improve our cash flow, certain financial institutions offer to certain of our suppliers a voluntary supply chain finance program to provide our suppliers with the opportunity to sell receivables due from us (our accounts payable) to a participating financial institution subject to the independent discretion of both the supplier and the participating financial institution. Should a supplier choose to participate in the program, it may receive payment from the financial institution in advance of agreed contractual payment terms; our responsibility is limited to making payments to the respective financial institution on the terms originally negotiated with our supplier and no other guarantees are provided by us under the supply chain finance program. We have no economic interest in a supplier's decision to participate and we have no direct financial relationship with the financial institutions, as it relates to the supply chain finance program. We have concluded that the program is a trade payable program and not indicative of a borrowing arrangement. See Note 15 for additional information.

Note 2 – Divestitures

On June 17, 2022, we completed the divestiture of assets relating to our wholesale tire operations (seven locations) and internal tire distribution operations to American Tire Distributors, Inc. ("ATD"). We received $62 million from ATD at the closing of the transaction, of which approximately $5 million was held in escrow and subsequently paid in December 2023. The remaining $40 million ("Earnout") of the total consideration of $102 million was to be paid quarterly over approximately three years based on our tire purchases from or through ATD pursuant to a distribution and fulfillment agreement with ATD. On October 23, 2024, ATD filed for bankruptcy protection in the U.S. Bankruptcy Court for the District of Delaware. On February 24, 2025, we entered into an amendment to the distribution agreement with ATD, confirming the Earnout period ended as of January 1, 2025, and pursuant to which ATD agreed to pay the Company the remaining balance of $7.0 million in two equal payments of $3.5 million in February 2025 and June 2025. We received $12 million in total payments during fiscal 2025 and the remaining $3.5 million outstanding is recorded in Other current assets in our Consolidated Balance sheets as of March 29, 2025. The Company evaluated the allowance for expected credit losses and determined an allowance was not required as of March 29, 2025.

Under a distribution agreement between us and ATD, ATD agreed to supply and sell tires to retail locations we own. Our company-owned retail stores are required to purchase at least 90 percent of their forecasted requirements for certain passenger car tires, light truck replacement tires, and medium truck tires from or through ATD. Any tires that ATD is unable to supply or fulfill from those categories are excluded from the calculation of our requirements for tires. The initial term of the distribution agreement will expire January 1, 2030, with automatic 12-month renewal periods thereafter.

For additional information regarding discrete tax impacts because of the divestiture, see Note 8.

Note 3 – Other Current Assets

Other Current Assets

(thousands)	March 29, 2025	March 30, 2024
Vendor rebates receivable	$ 16,029	$ 14,020
Insurance receivable and prepaid insurance	12,725	12,757
Prepaid assets	7,887	8,892
Divestiture deferred proceeds receivable	3,474	15,335
Other	19,311	29,901
Total	$ 59,426	$ 80,905

Note 4 – Property and Equipment

The major classifications of property and equipment are as follows:

Property and Equipment

(thousands)		March 29, 2025		March 30, 2024
Land	$	83,752	$	83,590
Buildings and improvements		298,063		300,198
Equipment, signage, and fixtures		289,167		320,079
Vehicles		11,266		15,977
Construction-in-progress		10,953		5,211
Property and equipment		693,201		725,055
Less - Accumulated depreciation		434,252		444,901
Property and equipment, net	$	258,949	$	280,154

Depreciation expense totaled $36.5 million, $38.8 million, and $40.9 million for 2025, 2024, and 2023, respectively.

Note 5 – Goodwill and Intangible Assets

Reconciliation of Changes in Goodwill

(thousands)	2025	2024
Balance at beginning of period	$ 736,435	$ 736,457
Adjustments to prior fiscal year acquisitions	—	(22)
Balance at end of period	$ 736,435	$ 736,435

Intangible Assets

	March 29, 2025		March 30, 2024	
(thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists	$ 31,043	$ 27,114	$ 31,043	$ 25,654
Trade names	16,432	12,648	16,432	11,957
Franchise agreements and reacquired rights	8,800	6,123	8,800	5,366
Other intangible assets	50	50	50	50
Total	$ 56,325	$ 45,935	$ 56,325	$ 43,027

Estimated Weighted Average Useful Lives

	Life (Years)
Customer lists	10
Trade names	15
Franchise agreements and reacquired rights	12

Amortization expense was $2.9 million, $3.3 million, and $3.7 million for 2025, 2024, and 2023, respectively.

Estimated Future Amortization Expense

(thousands)	Amortization
2026	$ 2,667
2027	2,322
2028	2,177
2029	1,398
2030	967

Impairment of Goodwill

When performing the quantitative analysis for goodwill impairment testing, we base the fair value of our reporting unit on consideration of various valuation methodologies, including projecting future cash flows discounted at rates commensurate with the risks involved ("DCF"). Assumptions used in a DCF require the exercise of significant judgment, including judgment about appropriate discount rate and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on current plans and assumed growth rates for future years. The calculation of fair value is based on estimates including revenue projections, EBITDA margin projections, estimated tax rates, estimated capital expenditures, estimated working capital, guideline public company revenue and EBITDA multiples, guideline transaction revenue multiples, market participation acquisition premiums and discount rate. We believe that our assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rate, which is intended to reflect the risks inherent in future cash flow projections, used in a DCF are based on estimates of the weighted-average cost of capital of a market participant. Such estimates are derived from our analysis of peer companies and consider the industry weighted average return on debt and equity from a market participant perspective.

We perform the annual goodwill impairment test for our single-reporting unit segment as of October 1 of each year, or more frequently if impairment indicators exist. On October 1, 2024, we performed a qualitative annual goodwill impairment analysis for our single-unit reporting segment and we determined that it was not more likely than not that the fair value of the reporting unit was below its carrying amount and therefore, no impairment was required.

During the fourth quarter of 2025, we experienced a decline in our market capitalization as a result of a decrease in our stock price. Our stock price has a history of volatility, however, given the decrease was sustained throughout the quarter, we viewed this event as a triggering event during the quarter ended March 29, 2025. Our goodwill impairment testing concluded that no impairment was required at that time, and we have undertaken operational changes, including changes in management and strategy, that we believe will lead to improvements in the performance of the business and cash flows. Our forecast of future cash flows is based on our best estimate of projected revenue and projected operating margin, based primarily on pricing, material costs, market share, industry outlook, general economic conditions and strategic actions to improve our operating margin. Based on our impairment test, we had an estimated fair value that exceeded our carrying value, including goodwill, by approximately 25%.

Note 6 – Long Term Debt

Credit Facility

In April 2019, we entered into a five-year $600 million revolving credit facility agreement with eight banks (the "Credit Facility"). Interest only is payable monthly throughout the Credit Facility's term. The borrowing capacity for the Credit Facility of $600 million includes an accordion feature permitting us to request an increase in availability of up to an additional $250 million. The Credit Facility initially bore interest at 75 to 200 basis points over the London Interbank Offered Rate ("LIBOR") (or replacement index) or at the prime rate, depending on the type of borrowing and the rates then in effect.

On June 11, 2020, we entered into a First Amendment to the Credit Facility (the "First Amendment"), which, among other things, amended the terms of certain of the financial and restrictive covenants in the credit agreement through the first quarter of 2022 to provide us with additional flexibility to operate our business. The First Amendment amended the interest rate charged on borrowings to be based on the greater of adjusted one-month LIBOR or 0.75 percent. For the period from June 30, 2020 to June 30, 2021, the minimum interest rate spread charged on borrowings was 225 basis points over LIBOR. Additionally, during the same period, we were permitted to declare, make, or pay any dividend or distribution up to $38.5 million in the aggregate and the acquisition of stores or other businesses up to $100 million in the aggregate were permitted if we are in compliance with the financial covenants and other restrictions in the First Amendment and Credit Facility. The Credit Facility requires fees payable quarterly throughout the term between 0.125 percent and 0.35 percent of the amount of the average net availability under the Credit Facility during the preceding quarter.

On October 5, 2021, we entered into a Second Amendment to the Credit Facility (the "Second Amendment"). The Second Amendment amended the interest rate charged on borrowings to be based on the greater of adjusted one-month LIBOR or 0.00 percent. In addition, the Second Amendment updated certain provisions regarding a successor interest rate to LIBOR.

On November 10, 2022, we entered into a Third Amendment to the Credit Facility (the "Third Amendment"). The Third Amendment, among other things, extended the term of the Credit Facility to November 10, 2027 and amended certain of the financial terms in the Credit Agreement, as amended by the Second Amendment. The Third Amendment amended the interest rate charged on borrowings to be based on 0.10 percent over the Secured Overnight Financing Rate ("SOFR"), replacing the previously used LIBOR. In addition, one additional bank was added to the bank syndicate for a total of nine banks now within the syndicate.

We were required to maintain an interest coverage ratio, as defined in the Credit Facility, of at least 1.55 to 1. In addition, our ratio of adjusted debt to EBITDAR, as defined in the Credit Facility, cannot exceed 4.75 to 1, subject to certain exceptions under the Credit Facility.

On May 23, 2024, we entered into a Fourth Amendment to the Credit Facility (the "Fourth Amendment"). The Fourth Amendment, among other things, amended the terms of certain of the financial and restrictive covenants in the Credit Agreement, to provide us with additional flexibility to operate our business from the first quarter of fiscal 2025 through the fourth quarter of fiscal 2026 ("the Covenant Relief Period"). We may voluntarily exit the Covenant Relief Period at any time, which would revert the terms of the Credit Facility to the terms existing before the Fourth Amendment, with the exception of the modified definition of "EBITDAR," described below.

During the Covenant Relief Period, the minimum interest coverage ratio was reduced from 1.55x to 1.00x to: (a) 1.25x to 1.00x from the first quarter of fiscal 2025 through the first quarter of fiscal 2026; (b) 1.35x to 1.00x from the second quarter of fiscal 2026 through the fourth quarter of fiscal 2026; and (c) 1.55x to 1.00x for the first quarter of fiscal 2027 and thereafter. During the Covenant Relief Period, the maximum ratio of adjusted debt to EBITDAR remained at 4.75x to 1.00x, except that, if we completed a qualified acquisition during the Covenant Relief Period, the maximum ratio would increase to 5.00x to 1.00x for a certain 12-month period after the qualified acquisition. In addition, the Fourth Amendment modified the definition of "EBITDAR" to permit add-backs relating to expenses, and restrict add-backs related to gains, associated with store closures of (a) all non-cash items and (b) cash items up to 20% of EBITDA from the first quarter of fiscal 2025 through the fourth quarter of fiscal 2026 and up to 15% of EBITDA from the first quarter of fiscal 2027 and thereafter. During the Covenant Relief Period, the interest rate spread charged on borrowings increased by 25 basis points. During the Covenant Relief Period, the restrictions on our ability to declare dividends were modified to reduce the cushion inside the threshold required for us to be able to declare dividends without restriction from 0.50x to 0.25x. In addition, during the Covenant Relief Period, we were required to have minimum liquidity of at least $400 million to declare dividends. We were prohibited from repurchasing our securities during the Covenant Relief Period if there were outstanding amounts under the Credit Facility immediately before or after giving effect to the repurchase. During the Covenant Relief Period, we were permitted to acquire stores or other businesses as long as we had minimum liquidity of at least $400 million after completing the acquisition.

At March 29, 2025 and March 30, 2024, the interest rate spread paid by the Company was 175 and 125 basis points over SOFR, respectively.

Within the Credit Facility, we have a sub-facility of $80 million available for the purpose of issuing standby letters of credit. The subfacility requires fees aggregating 87.5 to 212.5 basis points annually of the face amount of each standby letter of credit, payable quarterly in arrears. There was a $30.1 million outstanding letter of credit as of March 29, 2025 and March 30, 2024.

Mortgages and specific lease financing arrangements with other parties (with certain limitations) are permitted under the Credit Facility. Other specific terms and the maintenance of specified ratios are generally consistent with our prior financing agreement that was replaced with the new agreement entered into in April 2019. Additionally, the Credit Facility is not secured by our real property, although we have agreed not to encumber our real property, with certain permissible exceptions.

There was $61.3 million outstanding and $508.7 million available under the Credit Facility as of March 29, 2025, subject to compliance with our covenants.

We were in compliance with all debt covenants as of March 29, 2025.

On May 23, 2025, we entered into an amendment (the "Fifth Amendment") to our Credit Facility. The Fifth Amendment amends the terms of certain of the financial and restrictive covenants in the Credit Facility to provide us with additional flexibility to operate our business from the first quarter of fiscal 2026 through the first quarter of fiscal 2027 (the "Extended Covenant Relief Period"). We may voluntarily exit the Extended Covenant Relief Period at any time, which would revert the terms of the Credit Facility to the terms existing before the Fourth Amendment, with the exception of the modified definition of "EBITDAR," described below.

During the Extended Covenant Relief Period, the minimum interest coverage ratio will be reduced from 1.55x to 1.00x to: (a) 1.15x to 1.00x from the first quarter of fiscal 2026 through the third quarter of fiscal 2026; (b) 1.25x to 1.00x from the fourth quarter of fiscal 2026 through the first quarter of fiscal 2027; and (c) 1.55x to 1.00x for the second quarter of fiscal 2027 and thereafter. During the Extended Covenant Relief Period, the maximum ratio of adjusted debt to EBITDAR remains at 4.75x to 1.00x, except that, if we completed a qualified acquisition during the Extended Covenant Relief Period, the maximum ratio would increase to 5.00x to 1.00x for a certain 12-month period after the qualified acquisition. In addition to the Fourth Amendment modifications, the Fifth Amendment further modifies the definition of "EBITDAR" to permit add-backs relating to non-cash impairment and other expenses, with the restriction for add-backs of certain cash expense items up to 20% of EBITDA from the first quarter of fiscal 2026 through the fourth quarter of fiscal 2026 and up to 15% of EBITDA from the first quarter of fiscal 2027 and thereafter.

During the Extended Covenant Relief Period, the interest rate spread charged on borrowings is 225 basis points.

During the Extended Covenant Relief Period, the restrictions on our ability to declare dividends were modified to reduce the cushion inside the threshold required for us to be able to declare dividends without restriction from 0.50x to 0.25x. In addition, during the Extended Covenant Relief Period, we must have minimum liquidity of at least $300 million to declare dividends. We are prohibited from repurchasing our securities during the Extended Covenant Relief Period if there are outstanding amounts under the Credit Facility immediately before or after giving effect to the repurchase. During the Extended Covenant Relief Period, we may acquire stores or other businesses as long as we have minimum liquidity of at least $300 million after completing the acquisition.

In addition, the Fifth Amendment permanently reduces the Credit Facility from $600 million to $500 million.

Except as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment and Fifth Amendment, the remaining terms of the Credit Facility remain in full force and effect.

Long-term debt had a carrying amount and a fair value of $61.3 million as of March 29, 2025, as compared to a carrying amount and a fair value of $102.0 million as of March 30, 2024. The carrying value of our debt approximated its fair value due to the variable interest nature of the debt.

Note 7 – Revenue

Automotive undercar repair, tire replacement sales and tire related services represent most of our revenues. We also earn revenue from the sale of tire road hazard warranty agreements as well as commissions earned from the delivery of tires on behalf of certain tire vendors.

Revenue from automotive undercar repair, tire replacement sales and tire related services is recognized at the time the customers take possession of their vehicle or merchandise. For sales to certain customers that are financed through the offering of credit on account, payment terms are established for customers based on our pre-established credit requirements. Payment terms vary depending on the customer and generally are 30 days. Based on the nature of receivables, no significant financing components exist. Sales are recorded net of discounts, sales incentives and rebates, sales taxes, and estimated returns and allowances. We estimate the reduction to sales and cost of sales for returns based on current sales levels and our historical return experience. Such amounts are immaterial to our consolidated financial statements.

Revenues

(thousands)		2025		2024		2023
Tires [a]	$	565,102	$	594,465	$	635,283
Maintenance Service		329,284		357,197		356,936
Brakes		157,484		175,421		178,468
Steering		101,410		104,235		109,725
Batteries		23,862		21,610		19,830
Exhaust		16,703		19,068		22,474
Franchise Royalties		1,489		4,793		2,666
Total	$	1,195,334	$	1,276,789	$	1,325,382

(a) Includes the sale of tire road hazard warranty agreements and tire delivery commissions.

Revenue from the sale of tire road hazard warranty agreements is initially deferred and is recognized over the contract period as costs are expected to be incurred, typically 21 to 36 months. The deferred revenue balances at March 29, 2025 and March 30, 2024 were approximately $21.0 million and $21.7 million, respectively, of which $14.7 million and $15.2 million, respectively, are reported in Deferred revenue and $6.3 million and $6.5 million, respectively, are reported in Other long-term liabilities in our Consolidated Balance Sheets.

Changes in Deferred Revenue

(thousands)		2025		2024
Balance at beginning of period	$	21,687	$	22,354
Deferral of revenue		21,085		21,590
Recognition of revenue		(21,724)		(22,257)
Balance at end of period	$	21,048	$	21,687

We expect to recognize $14.7 million of deferred revenue related to road hazard warranty agreements during our fiscal year ending March 28, 2026 and $6.3 million of such deferred revenue thereafter.

Under various arrangements, we receive from certain tire vendors, a delivery commission and reimbursement for the cost of the tire that we may deliver to customers on behalf of the tire vendor. The commission we earn from these transactions is as an agent and the net amount retained is recorded as sales.

Note 8 – Income Taxes

(Benefit from) Provision for Income Taxes

(thousands)		2025		2024		2023
Current:						
Federal	$	(731)	$	4,910	$	11,174
State		(139)		368		2,703
Total current		(870)		5,278		13,877
Deferred:						
Federal		(9)		5,649		1,855
State		148		3,382		2,387
Total deferred		139		9,031		4,242
Total (benefit from) provision for income taxes	$	(731)	$	14,309	$	18,119

Income Tax Rate Reconciliation	2025	2024	2023
Expected U.S. federal income taxes at statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	8.0	5.3	4.9
Tax adjustments [a]	(7.0)	0.3	6.1
Valuation allowance	(7.5)	0.3	—
Share-based compensation	(8.1)	1.0	0.6
Tax credits	9.4	(1.1)	(0.6)
Nondeductible items	(4.0)	0.9	0.5
Other	0.6	(0.1)	(0.8)
Effective tax rate	12.4 %	27.6 %	31.7 %

[a] The 2023 adjustments reflect expense primarily due to the sale of our wholesale tire locations and tire distribution assets as well as the revaluation of deferred tax balances due to changes in the mix of pre-tax income in various U.S. state jurisdictions because of the sale.

Net Deferred Tax Asset/(Liability)

(thousands)		March 29, 2025		March 30, 2024
Deferred tax assets:				
Lease liabilities	$	143,627	$	155,158
Insurance accrual		10,590		11,304
Other		19,763		15,060
Total gross deferred tax assets		173,980		181,522
Valuation allowance		(595)		(162)
Total deferred tax assets		173,385		181,360
Deferred tax liabilities:				
Leased assets		(109,156)		(120,479)
Goodwill		(89,572)		(79,895)
Property and equipment		(9,259)		(16,099)
Other		(2,509)		(1,849)
Total deferred tax liabilities		(210,496)		(218,322)
Total net deferred tax liability	$	(37,111)	$	(36,962)

We have $1.7 million and $8.2 million of federal and state net operating loss carryforwards, respectively, available as of March 29, 2025. The federal net operating loss carryforward has an unlimited carryforward period, and the state net operating loss carryforward periods expire in varying amounts through 2045.

We evaluate the realizability of our deferred tax assets on a quarterly basis and establish valuation allowances when it is more likely than not that all or a portion of a deferred tax asset may not be realized. As of March 29, 2025, we concluded, based on the weight of all available positive and negative evidence, that most of our deferred tax assets are more likely than not to be realized, except the estimated amount of future state net operating loss assets in certain jurisdictions that will expire unutilized.

Changes in Liability for Unrecognized Tax Benefits

(thousands)		2025		2024		2023
Balance at beginning of period	$	2,385	$	3,709	$	5,006
Additions based on tax positions related to the current year		—		—		97
Additions for tax positions of prior years		404		67		—
Reductions for tax positions of prior years		—		—		(224)
Settlements for tax positions of prior years		(675)		—		—
Lapse in statutes of limitation		(715)		(1,391)		(1,170)
Balance at end of period	$	1,399	$	2,385	$	3,709

The total amount of unrecognized tax benefits was $1.4 million, $2.4 million, and $3.7 million at March 29, 2025, March 30, 2024, and March 25, 2023, respectively, the majority of which, if recognized, would affect the effective tax rate.

In the normal course of business, Monro provides for uncertain tax positions and the related interest and penalties and adjusts its unrecognized tax benefits and accrued interest and penalties accordingly. We did not have any interest and penalties associated with uncertain tax benefits accrued as of March 29, 2025 or March 30, 2024.

We file U.S. federal income tax returns and income tax returns in certain state jurisdictions. Our U.S. federal income tax returns for 2022 – 2024 and various state tax years remain subject to income tax examinations by tax authorities.

Note 9 – Stock Ownership

Holders of at least 60 percent of the Class C convertible preferred stock must approve any action authorized by the holders of Common Stock. In addition, there are certain restrictions on the transferability of shares of Class C convertible preferred stock. In the event of a liquidation, dissolution or winding-up of Monro, the holders of the Class C convertible preferred stock would be entitled to receive an amount equal to the greater of $1.50 per share and the amount the holder would have received had each share of Class C convertible preferred stock been converted to shares of common stock immediately prior to the liquidation, dissolution, or winding up before any amount would be paid to holders of Common Stock. The conversion value of the Class C convertible preferred stock was one to 61.275 common stock shares as of March 29, 2025 and March 30, 2024.

In May 2023, we entered into an agreement to reclassify our equity capital structure to eliminate the Class C convertible preferred stock. See Note 17 for additional information regarding the equity capital structure reclassification.

Note 10 – Share-based Compensation

We maintain a long-term incentive plan whereby eligible employees and non-employee directors may be granted non-qualified service condition stock options, non-qualified market condition stock options, restricted stock awards, and restricted stock units. We grant share-based awards to continue to attract and retain employees and to better align employees' interests with those of our shareholders. Monro issues new shares of Common Stock upon the exercise of stock options.

Share-based compensation expense included in cost of sales and OSG&A expense in Monro's Consolidated Statements of Income and Comprehensive Income for 2025, 2024, and 2023 was $4.7 million, $4.3 million, and $5.7 million, respectively, and the related income tax benefit for each year was $1.2 million, $1.1 million, and $1.4 million, respectively.

Monro currently grants stock option awards, shares of restricted stock and restricted stock units under the 2007 Incentive Stock Option Plan (the "2007 Plan"), as amended and restated effective August 2017. At March 29, 2025, there were a total of 5,001,620 shares and 460,404 shares that were authorized and available for grant under the 2007 Plan, respectively.

Non-Qualified Stock Options

Generally, employee options vest over a four-year period, and have a duration of six years. Outstanding options are exercisable for various periods through May 2030.

Stock Option Activity	Stock Options		Weighted average Exercise Price	Weighted average Remaining Contractual Term (years)	Aggregate Intrinsic Value [a]
Outstanding as of March 30, 2024	417,910	$	52.44		
Granted	193,769		26.91		
Exercised	—		—		
Canceled	(112,276)		48.27		
Outstanding as of March 29, 2025	499,403	$	43.48	4.07	$ —
Vested and exercisable as of March 29, 2025	303,337	$	49.33	3.63	$ —

(a)   Total shares valued at the market price of the underlying stock as of March 29, 2025, less the exercise price.

As of March 29, 2025, the total unrecognized compensation expense related to unvested stock option awards was $1.1 million, which is expected to be recognized over a weighted average period of approximately two years. The weighted average grant date fair value of options granted during 2025, 2024, and 2023 was $6.60, $11.02, and $12.73, respectively. The total fair value of stock options vested during 2025, 2024, and 2023 was $1.7 million, $1.4 million, and $1.7 million, respectively.

Stock Option Exercises						
(millions)		2025		2024		2023
Total intrinsic value of stock options exercised	$	0.0	$	0.0	$	0.1
Cash received for exercise price		0.0		0.0		0.7
Income tax benefit		—		—		—

Restricted Stock

Monro issues restricted stock and restricted stock units to certain members of management as well as non-employee directors of the Company. Restricted stock units represent shares issued upon vesting in the future whereas restricted stock awards represent shares issued upon grant that are restricted. The fair value for restricted stock units and restricted stock awards is calculated based on the stock price on the date of grant. Restricted stock units do not have voting rights but earn dividends during the vesting period. The recipients of the restricted stock awards have voting rights and earn dividends during the vesting period. The dividends are paid to the recipient at the time the restricted stock or restricted stock unit becomes vested. If the recipient leaves Monro prior to the vesting date for any reason, the shares of restricted stock, or the shares underlying the restricted stock unit, and the dividends accrued on those shares will be forfeited and returned to Monro. The restricted stock units and awards vest equally over three years or four years.

During 2022, the Company granted 40,000 restricted stock units in connection with the appointment of its new President and Chief Executive Officer effective April 5, 2021. 20,000 restricted stock units are time vesting. 20,000 restricted stock units would have vested upon the Company's common stock price meeting certain market conditions between April 2021 and December 2023. These shares did not vest because the stock price market conditions were not achieved by December 31, 2023.

In 2024 and 2023, the Company issued a limited number of performance based restricted stock units to members of senior management which may vest at the end of three years upon the attainment of minimum thresholds of return on invested capital. In 2025, the Company issued a limited number of performance based restricted stock units to members of senior management which may vest at the end of three years upon the attainment of minimum thresholds of the relative total shareholder return.

Non-vested Restricted Stock Activity	Restricted Shares		Weighted average Grant-date Fair Value per Share
Outstanding as of March 30, 2024	259,894	$	43.43
Granted	264,049		25.65
Vested	(75,910)		39.80
Forfeited	(69,132)		40.90
Outstanding as of March 29, 2025	378,901	$	32.22

As of March 29, 2025, the total unrecognized compensation expense related to unvested restricted shares was $5.9 million, which is expected to be recognized over a weighted average period of approximately two years. The weighted average grant date fair value of restricted shares granted during 2025, 2024, and 2023 was $25.65, $37.09, and $46.43, respectively. The total fair value of restricted shares vested during 2025, 2024, and 2023 was $3.0 million, $3.7 million, and $2.8 million, respectively.

Note 11 – Earnings (Loss) per Common Share

Earnings (Loss) per Common Share						
(thousands, except per share data)		2025		2024		2023
Numerator for (loss) earnings per common share calculation:						
Net (loss) income	$	(5,182)	$	37,571	$	39,048
Less: Preferred stock dividends		(1,349)		(1,141)		(515)
(Loss) income available to common stockholders	$	(6,531)	$	36,430	$	38,533
Denominator for earnings per common share calculation:						
Weighted average common shares - basic		29,937		30,903		32,144
Effect of dilutive securities:						
Preferred stock		—		918		460
Stock options		—		—		—
Restricted stock		—		73		49
Weighted average common shares - diluted		29,937		31,894		32,653
Basic (loss) earnings per common share	$	(0.22)	$	1.18	$	1.20
Diluted (loss) earnings per common share	$	(0.22)	$	1.18	$	1.20

Diluted (loss) earnings per share includes the potential dilutive effect of common stock equivalents as if such securities were converted or exercised during the period when the effect is dilutive. Because the impact of these items is generally anti-dilutive during periods of net loss, there is no difference between basic and diluted loss per common share for periods with net losses.

The computation of diluted (loss) earnings per common share for 2025, 2024, and 2023 excludes the effect of the assumed exercise of approximately 767,000, 608,000, and 658,000 of stock options, respectively, as the exercise price of these options was greater than the average market value of our common stock for those periods, resulting in an anti-dilutive effect on diluted (loss) earnings per common share.

Note 12 – Leases

We lease certain retail stores, office space and land as well as service contracts that are considered leases.

Our leases have remaining lease terms, including renewals reasonably certain to be exercised, of less than one year to approximately 33 years. Most of our leases include one or more options to extend the lease, for periods ranging from three years to 30 years or more.

Historical failed sale leasebacks that were assumed through acquisitions and do not qualify for sale leaseback accounting continue to be accounted for as financing obligations. As of March 29, 2025 and March 30, 2024, net assets of $2.2 million and $3.3 million, respectively, and liabilities of $4.3 million and $5.9 million, respectively, due to failed sale leaseback arrangements were included with finance lease assets and liabilities, respectively, on the Consolidated Balance Sheets.

Lease Cost

(thousands)	2025		2024		2023	
Operating lease cost	$	45,518	$	44,454	$	41,308
Finance lease/financing obligations cost:						
Amortization of leased assets		30,075		30,286		32,515
Interest on lease liabilities		12,083		13,513		16,099
Short term and variable lease cost		1,200		1,749		1,495
Sublease income		(136)		(166)		(115)
Total lease cost	$	88,740	$	89,836	$	91,302

Maturity of Lease Liabilities

(thousands)	Operating Leases [a]		Finance Leases and Financing Obligations [b]	
2026	$	47,696	$	50,141
2027		43,973		47,062
2028		37,261		44,389
2029		28,962		34,832
2030		21,456		30,775
Thereafter		62,542		107,673
Total undiscounted lease obligations	$	241,890	$	314,872
Less: imputed interest		(34,306)		(54,350)
Present value of lease obligations	$	207,584	$	260,522

(a) Operating lease obligations include approximately $34.9 million related to options to extend operating leases that are reasonably certain of being exercised.

(b) Finance lease payments include approximately $58.5 million related to options to extend finance leases that are reasonably certain of being exercised.

Lease Term and Discount Rate

	2025	2024	2023
Weighted average remaining lease term (years)			
Operating leases	7.1	7.3	7.8
Finance leases and financing obligations	7.9	8.5	9.1
Weighted average discount rate			
Operating leases	4.14 %	3.77 %	3.38 %
Finance leases and financing obligations	5.17 %	5.41 %	5.67 %

Other Information

(thousands)	2025		2024		2023	
Cash paid for amounts included in measurement of lease obligations:						
Operating cash flows from operating leases	$	47,954	$	46,355	$	42,579
Operating cash flows from finance leases and financing obligations		12,177		13,712		16,327
Financing cash flows from finance leases and financing obligations		39,758		39,031		39,543

Note 13 – Defined Benefit and Defined Contribution Plans

Defined Benefit Plan

We have a defined benefit pension plan covering employees who met eligibility requirements. This plan is closed to new participants. Eligibility and the level of benefits under the plan were primarily dependent on date of hire, age, length of service and compensation. The funding policy for our plan is consistent with the funding requirements of U.S. federal law and regulations.

The measurement date used to determine the pension plan measurements disclosed herein is March 31 for both 2025 and 2024. The overfunded status of Monro's defined benefit plan is recognized as an Other non-current asset in the Consolidated Balance Sheets as of March 29, 2025 and March 30, 2024.

Funded Status

(thousands)	2025	2024
Projected benefit obligations	$ 15,859	$ 16,489
Fair value of plan assets	16,640	17,272
Overfunded status	$ 781	$ 783

Contributions and Estimated Future Benefit Payment

Our obligations to plan participants can be met over time through a combination of Company contributions to these plans and earnings on plan assets. There are no required or expected contributions in our fiscal year ending March 28, 2026 ("fiscal 2026") to the plan. However, depending on investment performance and plan funded status, we may elect to make a contribution.

Estimated Future Benefit Payments

(thousands)	Pension Benefits
2026	$ 1,185
2027	1,206
2028	1,217
2029	1,256
2030	1,270
2031 - 2035	6,212

Cost of Plans

Net Pension Benefits Expense

(thousands)	2025	2024	2023
Interest cost on projected benefit obligation	$ 815	$ 812	$ 683
Expected return on plan assets	(910)	(818)	(982)
Amortization of unrecognized actuarial loss	138	192	378
Total	$ 43	$ 186	$ 79

Assumptions

Benefit Obligation Weighted Average Assumption

	2025	2024
Discount rate	5.39 %	5.22 %

Net Periodic Benefit Expense Weighted Average Assumptions

	2025	2024	2023
Discount rate	5.22 %	4.94 %	3.58 %
Expected long-term rate of return on plan assets	5.50 %	5.00 %	5.00 %

Our expected long-term rate of return on plan assets assumption is based upon historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Benefit Obligation

Change in Projected Benefit Obligation

(thousands)	2025	2024
Benefit obligation at beginning of year	$ 16,489	$ 17,104
Interest cost	815	812
Actuarial gain	(371)	(258)
Benefits paid	(1,074)	(1,169)
Benefit obligation at end of year [a]	$ 15,859	$ 16,489

(a) Accumulated benefit obligation-the present value of benefits earned to date assuming no future salary growth-is materially consistent with the projected benefit obligation in each period presented.

Plan Assets

Change in Plan Assets

(thousands)		2025		2024
Fair value of plan assets at beginning of year	$	17,272	$	17,176
Actual gain on plan assets		442		1,265
Benefits paid		(1,074)		(1,169)
Fair value of plan assets at end of year	$	16,640	$	17,272

Our asset allocation strategy is to conservatively manage the assets to meet the plan's long-term obligations while maintaining sufficient liquidity to pay current benefits. This is achieved by holding equity investments while investing a portion of assets in long duration bonds to match the long-term nature of the liabilities.

Asset Category	Current Targeted Allocation	Actual Allocation	
		2025	2024
Cash and cash equivalents		1.0 %	2.1 %
Fixed income	70.0 %	70.3 %	70.0 %
Equity securities	30.0 %	28.7 %	27.9 %
Total	100.0 %	100.0 %	100.0 %

Fair Value Measurements		Fair Value at		
(thousands)	Pricing Category [a]	March 29, 2025		March 30, 2024
Assets in the fair value hierarchy				
Shares of registered investment companies	Level 1 $	9,589	$	9,713
Total assets in the fair value hierarchy		9,589		9,713
Common collective trusts [b]		6,885		7,195
Pooled separate accounts [b]		166		364
Total plan assets	$	16,640	$	17,272

(a) Fair value measurements are reported in one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets); Level 2 (observable market inputs, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). The fair value amounts presented in this table are intended to permit reconciliation of the assets in the fair value hierarchy to total plan assets at end of year.

(b) Certain investments measured at net asset value as a practical expedient have not been classified in the fair value hierarchy. The fair values presented are intended to permit reconciliation of the total assets in the fair value hierarchy to the total plan assets.

Amounts included in Shareholders' Equity

Amounts in Accumulated Other Comprehensive Loss

(thousands)		2025		2024
Unamortized net actuarial loss	$	4,530	$	4,570
Amounts in Accumulated Other Comprehensive Loss [a]	$	4,530	$	4,570

(a) $3,421 and $3,451, net of tax, at the end of 2025 and 2024, respectively.

Amounts included in Comprehensive Income

Amounts in Other Comprehensive Income

(thousands)		2025		2024		2023
Net actuarial income	$	41	$	897	$	513
Amounts in Other Comprehensive Income [a]	$	41	$	897	$	513

(a) $30, $664, and $379, net of tax, during 2025, 2024, and 2023, respectively.

Defined Contribution Plan

Our employees are eligible to participate in a defined contribution 401(k) plan that covers full-time employees who meet the age and service requirements of the plan. The plan is funded by employee and employer contributions. We match 50 percent of the first 6 percent of employee contributions. Employer contributions totaled approximately $1.6 million, $1.9 million, and $1.7 million for 2025, 2024, and 2023, respectively. We may also make annual profit-sharing contributions to the plan at the discretion of Monro's Compensation Committee of the Board of Directors.

In addition, we maintain an executive deferred compensation plan (the "Executive Deferred Compensation Plan") for a broad management group whose participation in our 401(k) plan is limited by statute or regulation. The Executive Deferred Compensation Plan permits participants to defer all or any portion of the compensation that would otherwise be payable to them for the calendar year. We credit to the participants' accounts such amounts as would have been contributed to Monro's 401(k) plan but for the limitations that are imposed by statute or regulation. The Executive Deferred Compensation Plan is an unfunded arrangement and the participants or their beneficiaries have an unsecured claim against the general assets of Monro to the extent of their Executive Deferred Compensation Plan benefits. We maintain accounts to reflect the amounts owed to each participant. At least annually, the accounts are credited with earnings or losses calculated based on an interest rate or other formula as determined by Monro's Compensation Committee. The total liability recorded in our financial statements at March 29, 2025 and March 30, 2024 related to the Executive Deferred Compensation Plan was approximately $2.0 million and $1.9 million, respectively.

Note 14 – Commitments and Contingencies

Commitments

Commitments Due by Period			Within	2 to	4 to	After
(thousands)		Total	1 Year	3 Years	5 Years	5 Years
Principal payments on long-term debt	$	61,250	$ —	$ 61,250	$ —	$ —
Finance lease commitments/financing obligations [a]		314,872	50,141	91,451	65,607	107,673
Operating lease commitments [a]		241,890	47,696	81,234	50,418	62,542
Total	$	618,012	$ 97,837	$ 233,935	$ 116,025	$ 170,215

(a) Finance and operating lease commitments represent future undiscounted lease payments and include $58.5 million and $34.9 million, respectively, related to options to extend lease terms that are reasonably certain of being exercised.

We believe that we can fulfill our commitments utilizing our cash flow from operations and, if necessary, cash on hand and/or bank financing.

Contingencies

We are currently a party to various claims and legal proceedings incidental to the conduct of our business. If management believes that a loss arising from any of these matters is probable and can reasonably be estimated, we will record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Litigation is subject to inherent uncertainties, and unfavorable rulings could occur and may include monetary damages. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which any such ruling occurs, or in future periods.

Note 15 – Supplier Finance Program

We facilitate a voluntary supply chain financing program to provide our suppliers with the opportunity to sell receivables due from us (our accounts payable) to a participating financial institution subject to the independent discretion of both the supplier and the participating financial institution. Should a supplier choose to participate in the program, it may receive payment from the financial institution in advance of agreed payment terms; our responsibility is limited to making payments to the respective financial institution on the terms originally negotiated with our supplier, which are generally for a term of up to 360 days.

Our outstanding supplier obligations eligible for advance payment under the program totaled $245.5 million, and $167.2 million as of March 29, 2025, and March 30, 2024, respectively, and are included within Accounts Payable on our Consolidated Balance Sheets. Our outstanding supplier obligations do not represent actual receivables sold by our suppliers to the financial institutions, which may be lower.

The Company's confirmed obligations to suppliers participating in these financing arrangements consist of the following:

Supplier Finance Program		
(thousands)		March 29, 2025
Confirmed obligations outstanding at the beginning of the year	$	167,200
Invoices confirmed during the year		323,700
Confirmed invoices paid during the year		(245,400)
Confirmed obligations outstanding at the end of the year	$	245,500

Note 16 – Share Repurchase

We periodically repurchase shares of our common stock under a board-authorized repurchase program through open market transactions. The share repurchase activity below does not include excise tax of $0.4 million paid during the year-ended March 29, 2025. The excise tax is assessed at one percent of the fair market value of net stock repurchases after December 31, 2022.

Share Repurchase Activity		
(thousands, except per share data)		2024
Number of shares purchased		1,543.6
Average price paid per share	$	28.50
Total repurchased	$	43,997

There were no share repurchases during 2025.

Note 17 – Equity Capital Structure Reclassification

On May 12, 2023, we entered into a reclassification agreement (the "Reclassification Agreement") with the holders (the "Class C Holders") of our Class C Convertible Preferred Stock (the "Class C Preferred Stock") to reclassify our equity capital structure to eliminate the Class C Preferred Stock.

Under the Reclassification Agreement, after receiving shareholder approval on August 15, 2023, we filed amendments to our certificate of incorporation (the "Certificate of Incorporation") to create a mandatory conversion of any outstanding shares of Class C Preferred Stock prior to an agreed sunset date of the earliest of (i) August 15, 2026; (ii) the first business day immediately prior to the record date established for the determination of the shareholders of the Company entitled to vote at the Company's 2026 annual meeting of shareholders; and (iii) the date on which the Class C Holders, in the aggregate, cease to beneficially own at least 50% of all shares of the Class C Preferred Stock issued and outstanding as of May 12, 2023. In exchange for this sunset of the Class C Preferred Stock, the conversion rate of Class C Preferred Stock was adjusted so that each share of Class C Preferred Stock will convert into 61.275 shares of common stock (the "adjusted conversion rate"), an increase from the prior conversion rate of 23.389 shares of common stock for each share of Class C Preferred Stock under the Certificate of Incorporation. At the end of the sunset period, all shares of Class C Preferred Stock remaining outstanding will be automatically converted into shares of common stock at the adjusted conversion rate. In addition, the liquidation preference for the Class C Preferred Stock was amended to provide that, upon a liquidation event, each holder of Class C Preferred Stock would be entitled to receive, for each share of Class C Preferred Stock held by the holder upon a liquidation, dissolution, or winding up of the affairs of the Company, an amount equal to the greater of $1.50 per share and the amount the holder would have received had each share of Class C Preferred Stock been converted to shares of common stock immediately prior to the liquidation, dissolution, or winding up. There was no Class C Preferred Stock converted during the year ended March 29, 2025. The Reclassification Agreement also provides that, during the sunset period, the Class C Holders will have the right to appoint one member of the Board of Directors. This designee is expected to be Peter J. Solomon, who is one of the Company's current directors and one of the Class C Holders.

We have determined the amendments to the Class C Preferred Stock, because of the Reclassification Agreement, should be accounted for as a modification.

Note 18 – Segment Reporting

The Company has a single reportable operating segment "Monro, Inc." The accounting policies of the operating segment are the same as those described in Note 1 of our Form 10-K. The Company's chief operating decision maker ("CODM") is the Chief Executive Officer, who regularly reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance for the Company's single reportable segment. The CODM primarily focuses on consolidated net income to evaluate its reportable segment. The CODM also uses consolidated net income for evaluating pricing strategy and to assess the performance for determining the compensation of certain employees. All segment expenses reviewed, which represent the difference between segment revenue and segment net income, consisted of the following:

Segment Reporting						
(thousands)		March 29, 2025		March 30, 2024		March 25, 2023
Sales	$	1,195,334	$	1,276,789	$	1,325,382
Less:						
Cost of sales, including occupancy costs		719,562		764,737		805,786
Operating, selling, general and administrative expenses		393,835		368,423		362,809
Depreciation and amortization expense		69,372		72,204		77,037
Interest expense, net		18,924		20,005		23,176
Other segment items [a]		(446)		(460)		(593)
(Benefit from) provision for income taxes		(731)		14,309		18,119
Net (loss) income	$	(5,182)	$	37,571	$	39,048

(a) Other segment items consist of other income, net, included in the accompanying Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income.

No asset information has been provided as we do not regularly review asset information by reportable segment. As of March 29, 2025 and March 30, 2024, assets held in the U.S. accounted for 100% of total assets.

There were no major customers individually accounting for 10% or more of consolidated net revenues.

Note 19 – Subsequent Events

On May 20, 2025, our Board of Directors declared a cash dividend of $0.28 per common share or common share equivalent to be paid to shareholders of record as of June 3, 2025. The dividend will be paid on June 17, 2025.

On May 23, 2025, we entered into a Fifth Amendment to the Credit Facility, which, among other things, amends the terms of certain of the financial and restrictive covenants in the credit agreement to provide us with additional flexibility to operate our business from the first quarter of fiscal 2026 through the first quarter of fiscal 2027. See Note 6 for additional discussion related to the Fifth Amendment.

On May 23, 2025, following an evaluation of market segmentation and demographic data specific to geographic areas where our stores are located, our Board of Directors approved a plan to close 145 underperforming stores in the first quarter of fiscal 2026 that we have identified to have failed to maintain an acceptable level of profitability. Under the Store Closure Plan, we expect to terminate approximately 500 employees in the underperforming stores. Where possible, impacted employees will be offered alternative roles or the opportunity to apply for open positions in other Company-operated stores. We expect to incur total expenses ranging from approximately $10 to $15 million of store closing costs as part of the Store Closure Plan.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in the Company's reports filed under the Exchange Act, such as this report, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to the Company's management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, of the effectiveness of disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on such evaluation, the Company's principal executive officer and principal financial officer have concluded that as of March 29, 2025, the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Monro's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Monro's internal control over financial reporting was effective as of March 29, 2025, the end of our fiscal year. The effectiveness of Monro's internal control over financial reporting as of March 29, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein. For the Report on Management's Assessment of Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm, see Part II, Item 8, "Financial Statements and Supplementary Data".

Changes in Internal Control Over Financial Reporting

The Company also carried out an evaluation of the internal control over financial reporting to determine whether any changes occurred during the fiscal quarter ended March 29, 2025. Based on such evaluation, there have been no changes in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal quarter ended March 29, 2025, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

Store Closure Plan

On May 23, 2025, following an evaluation of market segmentation and demographic data specific to geographic areas where our stores are located, our Board of Directors approved the Store Closure Plan. As a result, we plan to close 145 underperforming Company-operated retail stores in the first quarter of fiscal 2026 that we have identified to have failed to maintain an acceptable level of profitability. The Store Closure Plan is part of our performance improvement plan intended to enhance operations, drive profitability, and increase operating income and total shareholder returns. We believe the Store Closure Plan is necessary to improve our profitability by reducing fixed costs in stores that have historically underperformed our other stores.

Under the Store Closure Plan, we expect to terminate approximately 500 employees in the underperforming stores. Where possible, impacted employees will be offered alternative roles or the opportunity to apply for open positions in other Company-operated stores. We expect to incur total expenses ranging from approximately $10 to $15 million of store closing costs as part of the Store Closure Plan. The Company expects to incur the majority of the expenses related to store closure costs during the fiscal quarter ending June 28, 2025.

We recorded $20.8 million in store impairment costs in fiscal 2025 related to these stores as part of our normal long-lived asset impairment assessment.

Amendment to Credit Facility

On May 23, 2025, we entered into the Fifth Amendment to our Credit Facility. The Fifth Amendment amends the terms of certain of the financial and restrictive covenants in the Credit Facility to provide us with additional flexibility to operate our business from the first quarter of fiscal 2026 through the first quarter of fiscal 2027 (the "Extended Covenant Relief Period"). We may voluntarily exit the Extended Covenant Relief Period at any time, which would revert the terms of the Credit Facility to the terms existing before the Fourth Amendment, with the exception of the modified definition of "EBITDAR," described below.

During the Extended Covenant Relief Period, the minimum interest coverage ratio will be reduced from 1.55x to 1.00x to: (a) 1.15x to 1.00x from the first quarter of fiscal 2026 through the third quarter of fiscal 2026; (b) 1.25x to 1.00x from the fourth quarter of fiscal 2026 through the first quarter of fiscal 2027; and (c) 1.55x to 1.00x for the second quarter of fiscal 2027 and thereafter. During the Extended Covenant Relief Period, the maximum ratio of adjusted debt to EBITDAR remains at 4.75x to 1.00x, except that, if we completed a qualified acquisition during the Extended Covenant Relief Period, the maximum ratio would increase to 5.00x to 1.00x for a certain 12-month period after the qualified acquisition. In addition to the Fourth Amendment modifications, the Fifth Amendment further modifies the definition of "EBITDAR" to permit add-backs relating to non-cash impairment and other expenses, with the restriction for add-backs of certain cash expense items up to 20% of EBITDA from the first quarter of fiscal 2026 through the fourth quarter of fiscal 2026 and up to 15% of EBITDA from the first quarter of fiscal 2027 and thereafter.

During the Extended Covenant Relief Period, the interest rate spread charged on borrowings is 225 basis points.

During the Extended Covenant Relief Period, the restrictions on our ability to declare dividends were modified to reduce the cushion inside the threshold required for us to be able to declare dividends without restriction from 0.50x to 0.25x. In addition, during the Extended Covenant Relief Period, we must have minimum liquidity of at least $300 million to declare dividends. We are prohibited from repurchasing our securities during the Extended Covenant Relief Period if there are outstanding amounts under the Credit Facility immediately before or after giving effect to the repurchase. During the Extended Covenant Relief Period, we may acquire stores or other businesses as long as we have minimum liquidity of at least $300 million after completing the acquisition.

In addition, the Fifth Amendment permanently reduces the Credit Facility from $600 million to $500 million.

We paid the lenders certain amounts, including a consent fee equal to 0.075% of the aggregate principal amount of each consenting lender's portion of the commitments under the Credit Facility, to facilitate the amendment and closing of the Fifth Amendment.

Except as amended by the First Amendment, Second Amendment, Third Amendment, Fourth Amendment and Fifth Amendment, the remaining terms of the Credit Facility remain in full force and effect.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Certain information required by Part III is incorporated by reference from Monro's Definitive Proxy Statement for its 2025 Annual Meeting of Shareholders expected to be held on August 12, 2025 ("Proxy Statement").

Item 10. *Directors, Executive Officers and Corporate Governance*

The following sections of the Proxy Statement are incorporated herein by reference:

- Proposal No. 1 – Election of Directors
- Corporate Governance Practices and Policies
- Our Executive Officers
- Delinquent Section 16(a) Reports

Monro's directors and executive officers are subject to the provisions of Monro's Code of Ethics for All Board Members, Executive Officers and Management Teammates (the "Code"), which is available in the Investors – Corporate Governance section of Monro's website, https://corporate.monro.com/investors. Changes to the Code and any waivers are also posted on Monro's website in the Investor Information section.

Item 11. *Executive Compensation*

The following sections of the Proxy Statement are incorporated herein by reference:

- Proposal No. 3 – Advisory Vote to Approve Executive Compensation
- Executive Compensation

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following sections of the Proxy Statement are incorporated herein by reference:

- Security Ownership of Certain Beneficial Owners and Management

Information concerning Monro's shares authorized for issuance under its equity-based compensation plans at March 29, 2025 is incorporated herein by reference to the section captioned "Executive Compensation – Equity Compensation Plan Information" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The following sub-sections within the Corporate Governance Practices and Policies section of the Proxy Statement are incorporated herein by reference:

- Board Independence
- Certain Relationships and Related Party Transactions

Item 14. *Principal Accountant Fees and Services*

The following sections of the Proxy Statement are incorporated herein by reference:

- Proposal No. 4 – Ratification of Appointment of Independent Registered Public Accounting Firm

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

The following information required under this item is filed as part of this report:

(a) Financial Statements

- o   Consolidated Balance Sheets as of March 29, 2025, and March 30, 2024
- o   Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income for the Years Ended March 29, 2025, March 30, 2024, and March 25, 2023
- o   Consolidated Statements of Changes in Shareholders' Equity for the Years Ended March 29, 2025, March 30, 2024, and March 25, 2023
- o   Consolidated Statements of Cash Flows for the Years Ended March 29, 2025, March 30, 2024, and March 25, 2023
- o   Notes to Consolidated Financial Statements
- o   Report of Independent Registered Public Accounting Firm

Financial Statement Schedules

None.

Other schedules have not been included either because they are not applicable or because the information is included elsewhere in this Report.

(b) Exhibits

Exhibit No.	Document
3.01	Restated Certificate of Incorporation of the Company, dated July 23, 1991, with Certificate of Amendment, dated November 1, 1991. (Filed in paper form as SEC File No: 0-19357, 1992 Form 10-K, Exhibit No. 3.01)
3.01a	Certificate of Change of the Certificate of Incorporation of the Company, dated January 26, 1996. (August 2004 Form S-3, Exhibit No. 4.1(b))
3.01b	Certificate of Amendment to Restated Certificate of Incorporation, dated April 15, 2004. (August 2004 Form S-3, Exhibit No. 4.1(c))
3.01c	Certificate of Amendment to Restated Certificate of Incorporation, dated October 10, 2007. (2008 Form 10-K, Exhibit No. 3.01c)
3.01d	Certificate of Amendment to Restated Certificate of Incorporation, dated August 1, 2012. (2013 Form 10-K, Exhibit No. 3.01d)
3.01e	Certificate of Amendment to Restated Certificate of Incorporation, dated August 15, 2017. (August 2017 Form 8-K, Exhibit No. 3.01e)
3.01f	Certificate of Amendment to Restated Certificate of Incorporation, effective as of August 17, 2023. (August 2023 Form 8-K, Exhibit No. 3.1)
3.01g	Certificate of Amendment to Restated Certificate of Incorporation, effective as of August 17, 2023. (August 2023 Form 8-K, Exhibit No. 3.2)
3.01h	Certificate of Amendment to Restated Certificate of Incorporation, effective as of August 17, 2023. (August 2023 Form 8-K, Exhibit No. 3.3)
3.02	Amended and Restated By-Laws of the Company, dated May 13, 2021. (May 2021 Form 8-K, Exhibit No. 3.02)
4.01	Description of Registrant's Securities. (2024 Form 10-K, Exhibit No. 4.01)
10.01	2007 Stock Incentive Plan, effective as of June 29, 2007. (May 2008 Form S-8, Exhibit No. 4)*
10.01a	Amendment No. 1 to the 2007 Stock Incentive Plan, dated August 9, 2007. (May 2008 Form S-8, Exhibit No. 4.1)*
10.01b	Amendment No. 2 to the 2007 Stock Incentive Plan, dated September 27, 2007. (May 2008 Form S-8, Exhibit No. 4.2)*
10.01c	Amendment No. 3 to the 2007 Stock Incentive Plan, dated August 10, 2010. (August 2010 Form 8-K, Exhibit No. 10.1)*
10.01d	Amendment No. 4 to the 2007 Stock Incentive Plan, dated May 16, 2012. (2012 Form 10-K, Exhibit No. 10.01d)*
10.01e	Amendment No. 5 to the 2007 Stock Incentive Plan, dated June 28, 2013. (2013 Proxy, Exhibit A)*
10.01f	Amendment No. 6 to the 2007 Stock Incentive Plan, dated June 28, 2013. (2014 Form 10-K, Exhibit No. 10.01f)*
10.02	Amended and Restated 2007 Stock Incentive Plan, dated effective August 15, 2017. (2017 Proxy, Exhibit A)*
10.02a	Form of Restricted Stock Unit Award Agreement under Amended and Restated 2007 Stock Incentive Plan. (May 2022 Form 10-K, Exhibit No. 10.02a)*
10.02b	Form of Performance Stock Unit Award Agreement under Amended and Restated 2007 Stock Incentive Plan. (May 2022 Form 10-K, Exhibit No. 10.02b)*
10.02c	Form of Option Award Agreement under Amended and Restated 2007 Stock Incentive Plan. (December 2024 Form 10-Q, Exhibit No. 10.02c)*
10.03	Monro, Inc. Deferred Compensation Plan, dated January 1, 2005, and last amended and restated as of December 31, 2021. (May 2022 Form 10-K, Exhibit No. 10.03)*
10.04	Monro, Inc. Pension Plan, adopted December 21, 2022 and effective January 1, 2022 (2023 Form 10-K, Exhibit No. 10.04)*
10.05	Monro Muffler Brake, Inc. Profit Sharing Plan, adopted May 1, 1960, and last amended and restated as of December 8, 2014. (2015 Form 10-K, Exhibit No. 10.05)*
10.05a	First Amendment to December 8, 2014 Restatement to the Monro Muffler Brake, Inc. Profit Sharing Plan, dated December 10, 2015 and effective as of April 1, 2015. (December 2015 Form 10-Q, Exhibit No. 10.05a)*
10.06	Monro, Inc. Executive Deferred Compensation Plan, dated December 9, 2021 and effective as of January 1, 2022. (May 2022 Form 10-K, Exhibit No. 10.06)*
10.07	Reclassification Agreement, dated as of May 12, 2023, by and among Monro, Inc. and the Holders of Class C Convertible Preferred Stock Named Therein. (May 2023 Form 8-K, Exhibit No. 10.07)**
10.1	Asset Purchase Agreement, among American Tire Distributors, Inc., Monro, Inc. and Monro Service Corporation, dated as of May 13, 2022 (May 2022 Form 8-K, Exhibit 10.1)**
10.19	Security Agreement, dated as of January 25, 2016, by and among the Company, Monro Service Corporation, Car-X, LLC and Citizens Bank, N.A., as Administrative Agent for the lenders party to the Credit Agreement. (December 2015 Form 10-Q, Exhibit No. 10.19)**
10.20	Guaranty, dated as of January 25, 2016, of Car-X, LLC and Monro Service Corporation. (December 2015 Form 10-Q, Exhibit No. 10.20)

Exhibit No.	Document
10.21	Negative Pledge Agreement, dated as of January 25, 2016, by and among the Company, Monro Service Corporation, Car-X, LLC and Citizens Bank, N.A., as Administrative Agent for the lenders party to the Credit Agreement. (December 2015 Form 10-Q, Exhibit No. 10.21)**
10.22	Amended and Restated Credit Agreement, dated as of April 25, 2019. (April 2019 Form 8-K, Exhibit No. 10.22)**
10.22a	Amendment No.1 to Amended and Restated Credit Agreement, dated as of June 11, 2020. (June 2020 Form 8-K, Exhibit No. 10.22a)
10.22b	Amendment No.2 to Amended and Restated Credit Agreement, dated as of October 5, 2021. (October 2021 Form 8-K, Exhibit No. 10.22b)
10.22c	Amendment No. 3 to Amended and Restated Credit Agreement, dated as of November 10, 2022. (January 2023 Form 10-Q, Exhibit 10.22c)**
10.22d	Amendment No. 4 to Amended and Restated Credit Agreement, dated as of May 23, 2024. (June 2024 Form 10-Q, Exhibit No. 10.22d)**
10.22e	Amendment No. 5 to Amended and Restated Credit Agreement, dated as of May 23, 2025.**
10.67	Letter agreement, effective April 15, 2021, between the Company and Maureen Mulholland. (April 2021 Form 8-K, Exhibit No. 10.67)*
10.70	Supply Agreement, effective November 1, 2023, by and between the Company and VGP Holdings LLC. (December 2023 Form 10-Q, Exhibit 10.70)†**
10.74	Distribution and Fulfillment Agreement by and between Monro, Inc. and American Tire Distributors, Inc., dated June 17, 2022. (August 2022 Form 10-Q, Exhibit No. 10.74)**
10.74a	Amendment to the Distribution and Fulfillment Agreement by and between Monro, Inc. and American Tire Distributors, Inc., dated as of February 24, 2025.†
10.75	Amended and Restated Employment Agreement by and between the Company and Brian J. D'Ambrosia, dated October 26, 2023. (December 2023 Form 10-Q, Exhibit 10.75)*
10.76	Amended and Restated Employment Agreement by and between the Company and Michael T. Broderick, dated October 26, 2023. (December 2023 Form 10-Q, Exhibit 10.76)*
10.76a	Separation Agreement by and between the Company and Michael T. Broderick, dated March 27, 2025.*,**
10.77	Monro Muffler Brake, Inc. Management Incentive Compensation Plan, effective as of June 1, 2002. (2002 Form 10-K, Exhibit No. 10.77)*
10.78	Letter Agreement by and between the Company and AP Services, LLC, effective as of March 28, 2025.*,**
10.79	Consulting Agreement by and between the Company and AlixPartners, LLP, effective as of March 28, 2025.**
10.80	Office Lease Agreement, dated July 12, 2024, between ROC Office, LLC and Monro, Inc.
19.01	Insider Trading Policy.
21.01	Subsidiaries of the Company. (2024 Form 10-K, Exhibit No 21.01)
23.01	Consent of PricewaterhouseCoopers LLP.
24.01	Powers of Attorney.
31.1	Certification of Peter D. Fitzsimmons, President and Chief Executive Officer.
31.2	Certification of Brian J. D'Ambrosia, Executive Vice President – Finance and Chief Financial Officer.
32.1	Certification Pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).
97.01	Amended and Restated Clawback Policy. (2024 Form 10-K, Exhibit No 97.01)
101.INS	XBRL Instance Document
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.SCH	XBRL Taxonomy Extension Schema Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*   Management contract or compensatory plan or arrangement.

†   Certain portions of this exhibit have been omitted (indicated by asterisks) pursuant to Item 601(b) of Regulation S-K of the Securities Act of 1933, as amended, because such omitted information is (i) not material and (ii) would be competitively harmful if publicly disclosed.

**   Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K of the Securities Act of 1933, as amended. The Company will furnish a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONRO, INC.

By: /s/ Peter D. Fitzsimmons
Peter D. Fitzsimmons
Chief Executive Officer and President

Date: May 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Peter D. Fitzsimmons Peter D. Fitzsimmons	President and Chief Executive Officer (Principal Executive Officer)	May 28, 2025
/s/ Brian J. D'Ambrosia Brian J. D'Ambrosia	Executive Vice President – Finance, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	May 28, 2025
/s/ Robert E. Mellor* Robert E. Mellor	Chairman of the Board, Director	May 28, 2025
/s/ John L. Auerbach * John L. Auerbach	Director	May 28, 2025
/s/ Lindsay N. Hyde* Lindsay N. Hyde	Director	May 28, 2025
/s/ Leah C. Johnson* Leah C. Johnson	Director	May 28, 2025
/s/ Stephen C. McCluski* Stephen C. McCluski	Director	May 28, 2025
/s/ Thomas B. Okray* Thomas B. Okray	Director	May 28, 2025
/s/ Peter J. Solomon* Peter J. Solomon	Director	May 28, 2025
/s/ Hope B. Woodhouse* Hope B. Woodhouse	Director	May 28, 2025

* By: /s/ Peter D. Fitzsimmons
Peter D. Fitzsimmons, as Attorney-in-Fact

[This page intentionally left blank]

Board of Directors

Robert E. Mellor (1) (2) (4) (5)
Chairman and Chief Executive
Officer – retired
Building Materials Holding
Corporation

Leah C. Johnson (1)
Chief Comms. and Marketing
Officer
Lincoln Center for the Performing Arts

Peter J. Solomon (2)
Chairman
Solomon Partners, L.P.

John L. Auerbach (1)
Chief Executive Officer
Joopiter LLC

Stephen C. McCluski (1) (2) (3) (4)
Chief Financial Officer – retired
Bausch & Lomb Incorporated

Hope B. Woodhouse (1) (3)
Director
Two Harbors Investment
Corporation, Granite Point
Mortgage Trust Incorporated,
and Acadia Realty Trust

Lindsay N. Hyde (3) (4)
Venture Partner
Moderne Ventures

Thomas B. Okray (2)
Chief Financial Officer,
Nikola

(1) Member of Compensation Committee (2) Member of Executive Committee (3) Member of Audit Committee (4) Member of Nominating and Corporate Responsibility Committee (5) Chairman of the Board

---

Company Executive Officers and Senior Leadership

Peter D. Fitzsimmons
President and Chief
Executive Officer

Nicholas Hawryschuk
Senior Vice President –
Operations

Brian J. D'Ambrosia
Executive Vice President –
Chief Financial Officer

Cindy L. Donovan
Senior Vice President –
Chief Information Officer

Maureen E. Mulholland
Executive Vice President –
Chief Legal Officer and Secretary

Kathryn M. Chang
Senior Vice President –
Merchandising

Shareholder Information

Corporate Offices
295 Woodcliff Drive, Suite 202
Fairport, NY 14450
800-876-6676

Annual Meeting
August 12, 2025
www.virtualshareholdermeeting.com/
MNRO2025

Legal Counsel
Gibson, Dunn & Crutcher, LLP
New York, New York 10166-0193

Harter, Secrest & Emery, LLP
Rochester, New York 14604

Certified Public Accountants
PricewaterhouseCoopers LLP
Fairport, New York 14450

Common Stock
Monro's common stock is listed on
the Nasdaq Stock Market under the
symbol "MNRO"

Form 10-K
Shareholders may obtain a copy of
our Annual Report on Form 10-K for
the fiscal year ended March 29, 2025,
by going to our Investors page
at https://corporate.monro.com/
investors/financials/annual-reports/.

Shareholders may also request a copy
of our Annual Report by submitting
an electronic request at our Investors
page at https://corporate.monro.com/
investors/resources/information-
request-form/, by calling our Investor
Relations Department at
603-323-0559, or by sending a written
request to:

Monro, Inc.
295 Woodcliff Drive, Suite 202
Fairport, NY 14450
Attention: Secretary



*Executing a Performance Improvement Plan
to Enhance Operations, Drive Profitability &
Increase Total Shareholder Returns*

Monro, Inc.
295 Woodcliff Drive, Suite 202
Fairport, NY 14450
<u>www.corporate.monro.com</u>